    As filed with the Securities and Exchange Commission on January 30, 1995

                                                        Registration No.33-82012

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                            -------------------------

                                 AMENDMENT NO. 4

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                              SYMANTEC CORPORATION
             (Exact name of Registrant as specified in its charter)

          DELAWARE                                          77-0181864
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)

                             ----------------------
                               10201 TORRE AVENUE
                          CUPERTINO, CALIFORNIA  95014
                                 (408) 253-9600
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices )
                             ----------------------

                                DEREK WITTE, ESQ.
                              SYMANTEC CORPORATION
                               10201 TORRE AVENUE
                          CUPERTINO, CALIFORNIA  95014
                                 (408) 253-9600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------

                                   Copies to:
                            Laird H. Simons III, Esq.
                            Jacqueline A. Daunt, Esq.
                                Iain Mickle, Esq.
                             Bradley A. Lusher, Esq.
                                 Fenwick & West
                         Two Palo Alto Square, Suite 800
                          Palo Alto, California  94306
                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
                       please check the following box. / /
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans,
                          check the following box. /X/

                             ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                   PROSPECTUS
- --------------------------------------------------------------------------------

                                2,198,295 SHARES
                              SYMANTEC CORPORATION
                                  COMMON STOCK

                                ----------------

     ALL OF THE SHARES OF COMMON STOCK OF SYMANTEC CORPORATION ("SYMANTEC" OR THE "COMPANY") OFFERED HEREBY ARE BEING SOLD BY THREE PURCHASERS OF THE COMPANY'S SUBORDINATED NOTES CONVERTIBLE INTO SHARES OF THE COMPANY'S COMMON STOCK (COLLECTIVELY, THE "NOTEHOLDERS") AND BY TWO PURCHASERS OF WARRANTS TO PURCHASE THE COMPANY'S COMMON STOCK (COLLECTIVELY, THE "WARRANT HOLDERS," AND TOGETHER WITH THE NOTEHOLDERS, THE "SECURITY HOLDERS"). SEE "SELLING SECURITY
HOLDERS."   SUCH SHARES ARE BEING OFFERED ON A CONTINUOUS BASIS PURSUANT TO RULE
415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), DURING THE PERIOD OF TIME THAT THE REGISTRATION STATEMENT TO WHICH THIS PROSPECTUS RELATES IS KEPT EFFECTIVE. IT IS ANTICIPATED THAT THE SECURITY HOLDERS WILL OFFER SHARES FOR SALE FROM TIME TO TIME IN ONE OR MORE TRANSACTIONS FOR THEIR OWN ACCOUNTS THROUGH THE NASDAQ NATIONAL MARKET OR ON ANY EXCHANGE ON WHICH THE COMPANY'S COMMON STOCK MAY THEN BE LISTED IN NEGOTIATED TRANSACTIONS, THROUGH THE WRITING OF OPTIONS ON SHARES, OR A COMBINATION OF SUCH METHODS OF SALE, AT FIXED PRICES WHICH MAY BE CHANGED, AT MARKET PRICES PREVAILING AT THE TIME OF SALE, AT PRICES RELATED TO SUCH PREVAILING MARKET PRICES OR AT NEGOTIATED PRICES. SEE "PLAN OF DISTRIBUTION." ALL EXPENSES OF REGISTRATION INCURRED IN CONNECTION WITH THIS OFFERING ARE BEING BORNE BY THE COMPANY, BUT ALL SELLING AND OTHER EXPENSES INCURRED BY THE SECURITY HOLDERS WILL BE BORNE BY THE SECURITY HOLDERS. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE SHARES OF COMMON STOCK OFFERED HEREBY. THE COMPANY'S COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "SYMC". ON JANUARY 19, 1995, THE CLOSING PRICE OF THE COMPANY'S COMMON STOCK WAS $19.75. AS OF THE DATE OF THIS PROSPECTUS, THE NOTEHOLDERS' SUBORDINATED NOTES WERE CONVERTIBLE INTO SHARES OF THE COMPANY'S COMMON STOCK AT A PRICE EQUAL TO $12.00 PRINCIPAL AMOUNT FOR EACH SHARE OF COMMON STOCK (SUBJECT TO ADJUSTMENT) AND THE WARRANT HOLDERS' WARRANTS TO PURCHASE THE COMPANY'S COMMON STOCK HAD AN EXERCISE PRICE OF $7.07 PER SHARE (SUBJECT TO ADJUSTMENT).

                                ----------------

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADE-
                  QUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                                                                   PROCEEDS
                              PRICE TO       UNDERWRITING DISCOUNTS        PROCEEDS TO              TO THE
                              PUBLIC           AND COMMISSIONS(1)          COMPANY(2)          SECURITY HOLDERS
- ----------------------------------------------------------------------------------------------------------------
PER SHARE                 SEE TEXT ABOVE            NONE                     NONE              SEE TEXT ABOVE
- ----------------------------------------------------------------------------------------------------------------
TOTAL                     SEE TEXT ABOVE            NONE                     NONE              SEE TEXT ABOVE
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) THE SECURITY HOLDERS AND ANY BROKER EXECUTING SELLING ORDERS ON BEHALF OF THE SECURITY HOLDERS MAY BE DEEMED TO BE "UNDERWRITERS" WITHIN THE MEANING OF THE SECURITIES ACT, IN WHICH EVENT COMMISSIONS RECEIVED BY THE SECURITY HOLDERS AND ANY SUCH BROKERS MAY BE DEEMED TO BE UNDERWRITING COMMISSIONS UNDER THE SECURITIES ACT.

(2)  THE COMPANY WILL PAY THE EXPENSES OF THE REGISTRATION ESTIMATED AT
     $115,000.

                The date of this Prospectus is January __, 1995.
- --------------------------------------------------------------------------------

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of its regional offices located as follows: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, Washington, D.C. 20549.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-3, as amended, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission, upon the payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, the Company's Annual Report on Form 10-K for the year ended April 1, 1994, as amended on July 29, 1994 and October 17, 1994, the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 1994, as amended on September 16, 1994 and October 14, 1994, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, the Company's Current Report on Form 8-K filed with the Commission on June 16, 1994, as amended on June 24, 1994, the Company's Form 8-A filed with the Commission on May 24, 1989, and the Company's definitive proxy statement for the annual stockholders' meeting held on November 21, 1994 are hereby incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Ronald Kisling, Director of Finance, Symantec Corporation, 10201 Torre Avenue, Cupertino, CA 95014; telephone number (408) 253-9600.

                         -------------------------------

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                   THE COMPANY

     The principal executive offices of the Company are located at 10201 Torre Avenue, Cupertino, California 95014 and its telephone number is (408) 253-9600.

                                  RISK FACTORS

     Investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

     FLUCTUATIONS IN OPERATING RESULTS. The Company's operating expenses are partially based on its expectations of future revenue. The Company's results of operations may be adversely affected if revenue does not materialize in a quarter as expected. While the Company's diverse product line has tended to lessen fluctuations in quarterly net revenues caused by the timing of announcements and release of new or enhanced versions of its products and product upgrades, the introduction of competitive products by existing or new competitors, reduced demand for any given product, the market's transition between operating systems, and the transition from a desktop PC environment to an enterprise-wide environment, these fluctuations have occurred recently and are likely to occur in the future and may cause significant fluctuations in sales revenues and, accordingly, operating results. The Company's net revenues have decreased over each of the last three fiscal years from $365.7 million in fiscal 1992 to $344.6 million in fiscal 1993 and to $328.3 million in fiscal 1994. The Company had net income of $26.3 million in fiscal 1992 and a net loss of $39.1 million and $57.0 million in fiscal 1993 and fiscal 1994, respectively. Net revenues decreased from $168.5 million for the six months ended September 30, 1993 to $162.2 million for the six months ended September 30, 1994. The Company had a net loss of $24.8 million for the six months ended September 30, 1993 compared to net income of $9.0 million for the six months ended September 30, 1994.

     Enhanced product releases typically result in net revenue increases during the first three to six months following their introduction due to upgrade purchases by existing users, usually at discounted prices, and initial inventory purchases by the Company's distributors. In addition, between the date the Company announces a new version or new product and the date of release, distributors, dealers and end users often delay purchases, cancel orders or return products in anticipation of the availability of the new version or new product. As a result of such factors, significant fluctuations in sales revenues and operating results have occurred recently and are likely to occur in the future. The seasonality of the retail software market also results in fluctuations in revenues. Since expense levels are usually committed in advance of revenues and because only a small portion of expenses vary with revenue, the Company's operating results are impacted significantly by lower revenue. These factors also have an adverse effect on the Company's ability to accurately forecast revenues. Based on the Company's operating history, acquisitions and other factors that may cause fluctuations in the quarterly results, quarter to quarter comparisons should not be relied upon as indicators of future performance.

     In addition to developments in the computer software industry, trends in computer hardware may also contribute to fluctuations in the Company's operating results. In fiscal 1993, Symantec believes revenues were adversely affected by an unexpected substantial price reduction in 486-based personal computers that caused a shift in customer spending from software to personal computer hardware. Symantec also believes that the shift was caused by the introduction of Windows 3.1, which requires more computing capacity. If the next class of personal computers, including those based on Intel's Pentium microprocessor and/or Motorola's Power-PC, are also rapidly reduced in price, there may be another unexpected shift in customer buying away from software and Symantec's products, which could result in significantly reduced revenues and a material adverse effect on the Company's operating results. Symantec has noted that Pentium processors are being marketed aggressively by Intel.

     The Company's pattern of revenues and earnings may also be affected by a phenomenon known as "channel fill." Channel fill occurs following the introduction of a new product or a new version of a product as distributors buy significant quantities of the new product or version in anticipation of sales of such product or version. Following such purchases, the rate of distributors' purchases often declines in a material amount, depending on the rates of purchases by end users or "sell-through." The phenomenon of "channel fill" may also occur in anticipation of price increases or in response to sales promotions or incentives, some of which may be designed to encourage customers to accelerate purchases that might otherwise occur in later periods. Channels may also become filled simply because the distributors are unable to, or do not, sell their inventories to retail distribution or end users as anticipated. If sell-through does not occur at a sufficient rate, distributors will delay purchases or cancel orders in later periods or return prior purchases in order to reduce their inventories. Such order delays or cancellations can cause material fluctuations in revenues from one quarter to the next. The impact is somewhat mitigated by the Company's deferral of revenue associated with inventories estimated to be in excess of levels deemed appropriate in the domestic distribution channel; however, net revenues may still be materially affected favorably or adversely by the effects of channel fill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock has been and may continue to be subject to significant volatility, particularly on a quarterly basis. This volatility may result from a number of factors, including fluctuations in the Company's quarterly revenues and net income, announcements of technical innovations or new commercial products by the Company or its competitors, announcements of product or company acquisitions, general market conditions in the computer hardware and software industries, divergence in financial results from analysts' expectations, and the timing of notification to analysts of financial results. Symantec has previously experienced shortfalls in revenue and earnings from levels expected by securities analysts, which had an immediate and significant adverse effect on the trading price of the Company's Common Stock. This may occur again in the future. Additionally, as a growing percentage of the Company's revenues are generated from enterprise software products which are frequently sold through site licenses which often occur late in the quarter, the Company may not learn of revenue shortfalls until late in the fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's Common Stock. Further, the Company participates in a highly dynamic industry, which often results in significant volatility of the Company's Common Stock price. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market prices of securities, particularly those of technology companies, and which have often been unrelated to the operating performance of the companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's Common Stock.

     TECHNOLOGICAL CHANGE. Because of rapid technological changes in the microcomputer software industry, the Company's future revenues will depend on its ability to develop or acquire new products and enhance its existing products on a timely basis to accommodate the latest technological advances in computer software and hardware. The Company is devoting substantial efforts to the development of software products that are designed to operate on Microsoft Corporation's ("Microsoft") new operating system (Windows 95), which is currently under development. Microsoft may incorporate advanced utilities in Windows 95 that may decrease the demand for certain of the Company's products, including those currently under development. Further, should Microsoft incur further delays in the development or release of Windows 95, which is scheduled by Microsoft to be released as late as August 1995, should Windows 95 not achieve market acceptance, or should Symantec be unable to successfully or timely develop products that operate under Windows 95, Symantec's future revenues would be adversely affected. In addition, the Company's and securities analysts' ability to forecast the Company's revenues is being adversely impacted due to the unpredictability of the timing of delivery of many products which are dependent on Microsoft's delivery of beta and final versions of Windows 95 and the adoption rate of Windows 95. Also, the Company expects that demand for certain of its existing utility products will decline in advance of the Windows 95 release. It is difficult for securities analysts or the Company to forecast the extent of this decline. For all of these reasons, there is a heightened risk that revenues and profits will not be in line with analysts' expectations in the periods preceding and following the introduction of Windows 95. It may also be the case that other operating systems gain market acceptance, which would require the Company to develop new products to function under such operating systems. The Company's ability to develop such new products and their success in the marketplace cannot be assured.

     There is an increasing trend by operating systems vendors such as Microsoft to add features to new versions of their products that provide some of the same functionality traditionally offered in the Company's utilities products. The Company believes this trend will continue. While the Company plans to continue to improve its utilities products with a view toward providing enhanced functionality over what may be provided in operating systems, there is no assurance that these efforts will be successful or that such new products will be accepted by software users. The Company will also attempt to work with operating systems vendors in an effort to make its utilities products compatible with those operating systems. However, the Company attempts to differentiate those utilities products from features included in the operating systems. There can be no assurance that these efforts will be successful.

     The Company is also devoting substantial efforts to the development of products for networked operating environments and network management. Due to the inherent uncertainties of software development projects, there can be no assurance that any products currently being developed by the Company, including products being developed for Windows 95 and networked operating environments, will be technologically successful, that any resulting products will achieve market acceptance or that the Company will be effective in competing with products currently in the market or introduced in the future. There can also be no assurance that the Company will elect to develop software products for the operating environments that ultimately are accepted by the marketplace. Development for networked operating environments is more complex than development for the desktop environment and requires a higher level of research and development expenditures. Due in large part to the complexity of developing products for networked operating environments and operating systems using graphical user interfaces, the Company has experienced delays in the development and delivery of its products and is likely to experience such delays in the future. The risk of delay may be increased due to fact that the Company often uses third party software developers over whom it has a limited amount of control. Any delays could result in a loss of competitiveness of the Company's products and could adversely affect the Company, its revenue and financial results, and its ability to forecast its revenue.

     With its expansion into enterprise-wide computing systems markets, Symantec believes that it must develop relationships with systems integrators and other third-party vendors that provide consulting and integration services to customers and deliver products developed for this market segment. Furthermore, the length of the sales cycle for enterprise products is longer. In addition, customers of enterprise products may take delivery of a product subject to integration and acceptance by the customer and a very high proportion of enterprise product sales are completed in the last few days of each quarter. These factors increase the risk that forecasts of quarterly financial results will not be achieved.

     COMPETITION. The microcomputer software market is intensely competitive and is subject to rapid changes in technology and in the strategic direction of major microcomputer hardware manufacturers. The Company's competitiveness depends on its ability to enhance its existing products and to offer new products on a timely basis. The Company has more limited financial, marketing and technological resources than certain of its competitors, and must restrict its product development efforts to a relatively small number of projects. Further, the Company has less experience in the enterprise/network market than many of its competitors and fewer relationships and less experience with systems integrators and other third-party vendors that provide consulting and implementation services necessary to sell many of these products. Because of the breadth of its product line, the Company competes with at least one product from each of the major independent software vendors, including Aldus Corporation, Borland International, Inc. ("Borland"), Claris Corporation, Novell, Computer Associates International, Inc., Lotus Development Corporation, Microsoft and Software Publishing Corporation. The Company also competes with microcomputer hardware manufacturers that develop their own software products. Further, the Company competes with other microcomputer software companies for access to the channels of retail distribution and for the attention of customers at the retail level and in corporate accounts. Finally, the Company competes with other software companies in its efforts to acquire products or companies and to publish software developed by third parties. The Company believes that, in the next few years, competition in the industry will intensify as most major software companies expand their product lines into additional product categories. Price competition is significant in the microcomputer business software market and may continue to increase and become even more significant in the future, resulting in reduced profit margins. Additionally, should competitive pressures in the industry increase, the Company may have to increase its spending on sales, marketing and research and development as a percentage of net revenues, resulting in lower profit margins. In addition, aggressive pricing strategies of competitors in other software markets, some of whom have significantly more financial resources than Symantec, may further cause the Company to reduce software prices and/or increase sales and marketing expenses on a number of the Company's products. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company and its financial condition.

     BUSINESS AND FINANCIAL RISKS OF STRATEGIC ACQUISITIONS. The Company uses strategic acquisitions, as necessary, to provide certain technology for its overall product strategy. The Company has completed a number of company and product acquisitions and expects to acquire other companies and products in the future; however, as of the date of this Prospectus, there are no understandings, agreements or arrangements with respect to any material acquisition. In addition to the significant business risks associated with acquisitions, which include the successful combination of the companies in an efficient and timely manner, the coordination of research and development and sales efforts, the retention of key personnel and the integration of the acquired products, the Company may incur significant acquisition expenses for legal, accounting and financial advisory services and other costs related to the combination of the companies. These costs may have a significant adverse impact on the Company's profitability and financial resources. In addition, there can be no assurance that any of the Company's acquisitions will be successfully
assimilated into the Company's operations.   The Company completed the
acquisition of Central Point Software, Inc. ("Central Point") on June 1, 1994. Because many of the products marketed by Central Point compete directly with products of the Company, the combined revenues of Central Point and Symantec may be adversely impacted and significantly less than anticipated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     KEY PERSONNEL. The Company is dependent upon the efforts and abilities of its senior management, its research and development staff and a number of other key management, sales, support and technical personnel. The success of the Company will depend to a large extent upon its ability to retain and continue to attract qualified technical and other employees. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain such personnel. The loss of key employees, or the inability of the Company to attract additional qualified employees, could have a material adverse effect on the Company's business, operating results and financial condition, particularly if key personnel are subsequently employed by a competitor.

     INTELLECTUAL PROPERTY RIGHTS. The Company regards its software as proprietary and relies on a combination of copyright, trade secret, patent and trademark laws and license agreements in attempting to protect its rights. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology or to provide an adequate remedy in the event of a breach by others. While the Company has several patents and patent applications pending, existing patent and copyright laws afford limited practical protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States. The Company's products are not copy protected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers will become increasingly subject to infringement claims. This risk is potentially greater for vendors, such as the Company, that obtain certain of their products through publishing agreements or acquisitions, since they have less direct control over the development of those products. Although such claims may ultimately prove to be without merit, they can be time consuming and expensive to defend. The Company is currently involved in a lawsuit involving trade secret disputes with Borland and may be involved in other trade secret litigation in the future. See Note 10 of Notes to Consolidated Financial Statements.

     PRODUCT RETURNS. The Company's return policy allows its distributors, subject to certain limitations, to return purchased products in exchange for new products or for credit towards future purchases. Individual end users may return products through dealers and distributors within a reasonable period from the date of purchase for a full refund, and retailers may return older versions of products. Various distributors and resellers may have more liberal return policies that may negatively impact the level of products which are returned to the Company. Product returns often occur when the Company introduces upgrades and new versions. In addition, competitive factors often require the Company to offer rights of return for products that distributors or retail stores are unable to sell. The Company has experienced and may experience in the future significant increases in product returns above historical levels from customers of acquired companies after the acquisition is completed. The Company estimates and maintains reserves for product returns. The Company has set its reserves for returns in accordance with historical experience. Setting reserves involves making judgments about future competitive conditions and product life cycles. Those judgments involve evaluating information that often is unclear and in conflict. There can be no assurance that historical experience will be an accurate guide for the future because the rate of returns is primarily a function of the competitive state of the market in the future and thus, in large part, is a function of the actions of the Company's competitors, which the Company cannot anticipate.

     CUSTOMER CONCENTRATION. Approximately 17% and 13%, or a total of 30%, of the Company's revenues in fiscal 1994 were from sales to two large distributors, Ingram Micro D and Merisel, Inc., respectively. Ingram Micro D and Merisel, Inc. accounted for approximately 15% and 13%, respectively, of the Company's revenues in fiscal 1993. During fiscal 1992, Ingram Micro D and Merisel, Inc. accounted for approximately 19%, and 13%, respectively, of the Company's revenues. These customers tend to make the great majority of their purchases at the end of the fiscal quarter, in part because they are able or believe that they are able to negotiate lower prices and more favorable terms. This end-of-quarter buying pattern means that forecasts of quarterly financial results are particularly vulnerable to the risk that they will not be achieved, either because expected sales do not occur or because they occur at lower prices or on less favorable terms to the Company. The Company's distribution and superstore customers also carry the products of the Company's competitors, many of whom have greater financial resources than the Company. The distributors and superstores have limited capital to invest in inventory and their decisions to purchase the Company's products and, in the case of superstores, to give them critical shelf space, is partly a function of pricing, terms and special promotions offered by the Company's competitors, over which the Company has no control and which it cannot predict.

     INTERNATIONAL REVENUES. A substantial percentage of the total revenues of the Company has been derived from international sources. International sales have constituted approximately thirty percent of the Company's total revenues since 1991, and it is anticipated that international revenues will continue to constitute a significant portion of total revenues for the Company. International revenues are subject to certain increased risks normally associated with international operations, including, among others, adoption and expansion of government trade restrictions, currency conversion risks, limitations on repatriation of earnings, reduced protection of intellectual property rights, longer payment cycles, greater difficulties in accounts receivable collection and the difficulty of complying with a wide variety of foreign laws.

     PENDING AND POTENTIAL FUTURE LITIGATION. The Company and certain of its executive officers are currently parties to several lawsuits seeking monetary damages and certain other forms of relief. These lawsuits are described in
Note 10 of Notes to Consolidated Financial Statements. The Company intends to defend all of the pending lawsuits vigorously and although an unfavorable outcome could occur in one or more of the cases, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, it is possible that the Company's future results of operations or cash flows could be materially adversely affected in a particular period. In addition, litigation against the Company may result in significant expense to the Company and may divert the efforts of the Company's technical and management personnel, whether or not such litigation results in an unfavorable determination against the Company.


                               RECENT DEVELOPMENTS


RECENT FINANCIAL RESULTS

The following summary of interim consolidated financial data is qualified in its entirety by the documents described under "Incorporation of Certain Documents by Reference" in the Prospectus and by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto contained elsewhere in this Prospectus. The interim financial data as of December 31, 1994 and for the three and nine months ended December 31, 1994 and 1993 are unaudited and, in the opinion of management, contain all adjustments, consisting of only normal recurring items necessary for the fair presentation of the financial position and results of operations for the interim periods. The results of operations for the quarter ended December 31, 1994 are not necessarily indicative of the results to be expected for the entire year.

SYMANTEC CORPORATION
CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31,      March 31,
(In thousands)                                       1994           1994
- ------------------------------------------   ------------   ------------
                                               (Unaudited)
ASSETS
Current assets:
  Cash and short-term investments            $     87,046   $     60,534
  Trade accounts receivable                        44,513         48,342
  Inventories                                       5,572          7,842
  Deferred income taxes                            12,705         17,975
  Other                                             6,243         13,660
                                             ------------   ------------
    Total current assets                          156,079        148,353
  Equipment and leasehold improvements             25,276         25,369
  Purchased intangibles                             9,870         11,228
  Other                                             4,742          3,842
                                             ------------   ------------
                                             $    195,967   $    188,792
                                             ------------   ------------
                                             ------------   ------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                           $     14,305   $     27,556
  Accrued compensation and benefits                10,839         12,257
  Accrued other expenses                           50,887         57,745
  Income taxes payable                                707            367
  Current portion of long-term obligations            574            847
                                             ------------   ------------
    Total current liabilities                      77,312         98,772

Long-term obligations                              25,543         25,966

Stockholders' equity:
  Preferred stock                                      --             --
  Common stock                                        365            350
  Capital in excess of par value                  169,039        157,637
  Notes receivable from stockholders                 (144)          (149)
  Translation adjustment                           (2,265)        (2,183)
  Accumulated deficit                             (73,883)       (91,601)
                                             ------------   ------------
    Total stockholders' equity                     93,112         64,054
                                             ------------   ------------
                                             $    195,967   $    188,792
                                             ------------   ------------
                                             ------------   ------------

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS                            THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                       ----------------------------            ---------------------------
                                                       DECEMBER 31,    December 31,            DECEMBER 31,   December 31,
(In thousands, except per share data: unaudited)              1994            1993                    1994           1993
- ---------------------------------------------------    ------------    ------------            ------------   ------------
Net revenues                                           $     84,128    $     82,661            $    246,319   $    251,169
Cost of revenues                                             14,935          18,612                  46,147         62,085
                                                       ------------    ------------            ------------   ------------
  Gross margin                                               69,193          64,049                 200,172        189,084

Operating expenses:
  Research and development                                   15,410          15,031                  44,906         48,129
  Sales and marketing                                        38,060          37,044                 109,110        124,864
  General and administrative                                  3,958           5,464                  12,295         19,223
  Acquisition, restructuring and
    other expenses                                               --          21,500                   9,545         40,558
                                                       ------------    ------------            ------------   ------------
    Total operating expenses                                 57,428          79,039                 175,856        232,774

Operating income (loss)                                      11,765         (14,990)                 24,316        (43,690)

Interest income                                                 864             327                   1,980          1,055
Interest expense                                               (639)           (566)                 (1,842)        (1,873)
Other income (expense), net                                      88            (186)                     26           (342)
                                                       ------------    ------------            ------------   ------------
  Income (loss) before income taxes                          12,078         (15,415)                 24,480        (44,850)

Provision (benefit) for income taxes                          3,020          (4,342)                  6,399         (8,986)
                                                       ------------    ------------            ------------   ------------

Net income (loss)                                      $      9,058    $    (11,073)           $     18,081   $    (35,864)
                                                       ------------    ------------            ------------   ------------
                                                       ------------    ------------            ------------   ------------

Net income (loss) per share                            $       0.25    $      (0.33)           $       0.50   $      (1.07)
                                                       ------------    ------------            ------------   ------------
                                                       ------------    ------------            ------------   ------------

Shares used to compute net income (loss) per share           36,865          33,960                  36,527         33,479
                                                       ------------    ------------            ------------   ------------
                                                       ------------    ------------            ------------   ------------

Net revenues increased 2% from $82.7 million in the quarter ended December 31, 1993 to $84.1 million in the current year's comparable quarter principally due to an increase in network/communication utility and security utility revenues which was partially offset by a decrease in advanced utility and development tools revenues. This reflects, in part, what Symantec believes is the market's transition to enterprise-wide computing oriented environments which use network/communication and security utility products. Revenues from enterprise products increased from 20% of total net revenues in the quarter ended
December 31, 1993 to 33% in the quarter ended December 31, 1994.



Net revenues from international sales decreased from approximately $31.9 million to $31.1 million and represented 39% and 37% of total net revenues for the quarters ended December 31, 1993 and 1994, respectively.



Gross margin increased to 82% of net revenues in the quarter ended December 31, 1994 from 77% of net revenues in the quarter ended December 31, 1993. The increase in gross margin percentage is primarily due to improvements in the gross margin percentage of Central Point's products and the gradual shift in Symantec's product mix from desktop products toward higher margin enterprise products. The Company's enterprise products are typically high dollar license transactions compared to desktop product transactions. Enterprise products are frequently sold through site licenses where a license for multiple workstations is sold to a customer at a negotiated price resulting in higher gross margins.



Total operating expenses decreased slightly to $57.4 million or 68% of net revenues in the quarter ended December 31, 1994 from $57.5 million or 70% of net revenues in the prior year's comparable quarter. Research and development expenses increased 3% from $15.0 million or 18% of net revenues in the quarter ended December 31, 1993 to $15.4 million or 18% of net revenues in the quarter ended December 31, 1994. The increase in research and development expenses is due to increased development efforts relating to the Company's network/communication utility, client server and security utility products which was partially offset by a reduction in research and development expenses due to the consolidation of certain product development efforts in connection with the acquisition of Central Point. Sales and marketing expenses increased 3% to $38.1 million or 45% of net revenues in the quarter ended December 31, 1994 from $37.0 million or 45% of net revenues in the prior year's comparable quarter. General and administrative expenses decreased 28% from $5.5 million or 7% of net revenues in the quarter ended December 31, 1993 to $4.0 million or 5% of net revenues in the quarter ended December 31, 1994. The decrease was principally due to benefits resulting from the consolidation of the general and administrative functions of acquired companies at Symantec's corporate headquarters and the decrease in legal expenses as a result of the settlement of two class action complaints in the December 1993 quarter.



Cash and short-term investments were $87.0 million at December 31, 1994 and $60.5 million at March 31, 1994. The increase in cash and short-term investments is primarily due to cahs generated from operations, improved accounts receivable collections, tax refunds received, and proceeds from the exercise of stock options and the sale of common stock under the Company's employee stock purchase plans. These factors were patially offset by acquisition costs during this period.


RECENT LITIGATION

   On December 30, 1994, Software Engineering Carmel ("Carmel") filed a lawsuit in the U.S District Court for the District of Oregon against Central Point, a wholly owned subsidiary of the Company. Carmel developed and maintains the anti-virus program distributed by Central Point. The complaint alleges that Central Point breached its contract with Carmel by not fullfilling its implied obligation under the contract to use its best efforts or, alternatively, its reasonable efforts to market the anti-virus program developed by Carmel. The complaint also alleges that Central Point violated the noncompetition provision in its agreement, by selling a competing anti-virus program, apparently based on Symantec's sale of its own anti-virus product. The complaint seeks damages in the amount of $6.75 million and a release of Carmel from its obligation not to sell competing products. Symantec believes the charges have no merit.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data of the Company is qualified in its entirety by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended March 31, 1994, 1993 and 1992 and the balance sheet data at March 31, 1994 and 1993 are derived from the audited consolidated financial statements of the Company and are included elsewhere in this Prospectus. The statement of operations data for the years ended March 31, 1991 and 1990 and the balance sheet data at March 31, 1992, 1991 and 1990 are derived from unaudited financial statements of the Company not included herein. In the opinion of management, the unaudited financial information of the Company has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial data for such periods.

     During fiscal 1994, Symantec acquired Fifth Generation Systems, Inc. ("Fifth Generation") and Contact Software International, Inc. ("Contract") in transactions accounted for as poolings of interest. Since April 1, 1994, Symantec acquired Intec Systems Corporation ("Intec"), Central Point Software, Inc. ("Central Point") and SLR Systems, Inc. ("SLR") in transactions accounted for as poolings of interest. All financial information has been restated to reflect the combined operations of Symantec, Central Point, Fifth Generation and Contact. The results of operations of Intec and SLR were not material to Symantec's consolidated financial statements and, therefore, prior year amounts have not been restated. The Company has never paid cash dividends on its stock with the exception of distributions to stockholders of acquired companies.

                                                                                                    Year Ended March 31,
                                                    --------------------------------------------------------------------
(In thousands, except net income (loss) per share)      1994           1993           1992           1991           1990
- --------------------------------------------------  --------       --------       --------       --------       --------
STATEMENT OF OPERATIONS DATA:
  Net revenues                                      $328,299       $344,626       $365,711       $236,604       $144,693
  Acquisition, restructuring and
    other expenses                                    56,094         12,773          9,822          6,500             --
  Operating income (loss)                            (62,519)       (53,996)        40,429         35,454         27,469
  Net income (loss)                                  (56,967)       (39,095)        26,261         24,642         23,578
  Distributions to stockholders
    of acquired companies                                 --            162          1,986          3,622          8,884
  Net income (loss) per share                       $  (1.69)      $  (1.22)      $   0.79       $   0.80       $   0.81
  Shares used to compute net
    income (loss) per share                           33,790         32,131         33,371         30,980         29,195


                                                                                                               March 31,
                                                    --------------------------------------------------------------------
(In thousands)                                          1994           1993           1992           1991           1990
- --------------------------------------------------  --------       --------       --------       --------       --------
BALANCE SHEET DATA:
  Working capital                                   $ 49,581       $ 85,139       $ 74,370       $ 41,448       $ 50,842
  Total assets                                       188,792        230,894        213,493        137,783         95,961
  Long-term obligations, less
    current portion                                   25,966         27,148          4,866          5,824          9,069
  Stockholders' equity                                64,054        116,643        131,050         78,490         58,692

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Symantec develops, markets and supports a diversified line of application and system software products designed to enhance individual and workgroup productivity as well as manage networked computing environments. Founded in 1982, the Company has offices in the United States, Canada, Australia and Europe.

Due to a number of factors and risks, including the rapid change in hardware and software technology, market conditions, seasonality in the retail software market, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products by existing or new competitors and the significant risks associated with acquisitions of companies, technology and software product rights, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. The pending release of Windows 95 by Microsoft is a particularly important event that increases the uncertainty and will likely increase the volatility of Symantec's results over the next twelve months.

The Company's earnings and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. Symantec has previously experienced shortfalls in revenue and earnings from levels expected by securities analysts, which had an immediate and significant adverse effect on the trading price of the Company's common stock. This may occur again in the future. Additionally, as a growing percentage of the Company's revenues are generated from enterprise software products which are frequently sold through site licenses which often occur late in the quarter, the Company may not learn of revenue shortfalls until late in the fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's common stock. Finally, the Company participates in a highly dynamic industry, which often results in significant volatility of the Company's common stock price.

Net income (loss) per share is calculated using the treasury stock method (see Summary of Significant Accounting Policies). Increases in the price of the Company's common stock can have an adverse impact on the calculation of net income per share in that period.

Since Symantec's initial public offering on June 23, 1989, Symantec has acquired the following companies:

                                                                                 Shares of            Acquired
                                                                                  Symantec             Company
                                                                                    Common               Stock
                                                                                     Stock             Options
Companies Acquired                                     Date Acquired                Issued             Assumed
- ---------------------------------------------------    -----------------      ------------        ------------
Intec Systems Corporation ("Intec")                    August 31, 1994             133,332                  --
Central Point Software, Inc. ("Central Point")         June 1, 1994              4,029,429             707,452
SLR Systems, Inc. ("SLR")                              May 31, 1994                170,093                  --
Fifth Generation Systems, Inc. ("Fifth Generation")    October 4, 1993           2,769,010                  --
Contact Software International, Inc. ("Contact")       June 2, 1993              2,404,019             232,589
Certus International Corporation ("Certus")            November 30, 1992           368,141              32,619
MultiScope, Inc. ("MultiScope")                        September 2, 1992          253,0751              25,089
The Whitewater Group, Inc. ("Whitewater")              September 2, 1992            69,740               9,644
Symantec (UK) Ltd. ("Symantec UK")                     April 3, 1992               603,032              26,934
Zortech Ltd. ("Zortech")                               August 31, 1991             476,184                  --
Dynamic Microprocessor Associates, Inc. ("DMA")        August 30, 1991             744,552             102,964
Leonard Development Group ("Leonard")                  August 30, 1991             154,000                  --
Peter Norton Computing, Incorporated ("Norton")        August 31, 1990           5,862,614           1,587,110


All of these acquisitions were accounted for as poolings of interest and with the exception of Intec, SLR, MultiScope and Whitewater, which had results of operations which were immaterial to Symantec, all financial information has been restated to reflect the combined operations of these companies and Symantec.

RESULTS OF OPERATIONS

The following table sets forth each item from the consolidated statements of operations as a percentage of net revenues and the percentage change in the total amount of each item for the periods indicated.

                                                                              Period-to-Period
                                                                                    Percentage
                                                                            Increase (Decrease)
                                                                       ------------------------
                                             Year Ended March 31,           1994           1993
                                        -------------------------       Compared       Compared
                                         1994      1993      1992        to 1993        to 1992
                                        -----     -----     -----      ---------      ---------
Net revenues                              100%      100%      100%            (5)%           (6)%
Cost of revenues                           24        30        27            (23)             6
                                        -----     -----     -----
  Gross margin                             76        70        73              3            (10)
Operating expenses:
    Research and development               20        21        14            (10)            36
    Sales and marketing                    50        52        38             (8)            30
    General and administrative              8         9         7            (19)            15
    Acquisition, restructuring and
    other non-recurring expenses           17         4         3            339             30
                                        -----     -----     -----
  Total operating expenses                 95        86        62              6             30
                                        -----     -----     -----
Operating income (loss)                   (19)      (16)       11             16              *
Interest income                             1        --         1            (13)           (17)
Interest expense                           (1)       --        (1)            81             (8)
Other income (expense), net                --        --         1            (75)             *
                                        -----     -----     -----
Income (loss) before income taxes         (19)      (16)       12             16              *
Provision (benefit) for income taxes       (2)       (5)        5            (57)             *
                                        -----     -----     -----
Net income (loss)                         (17)%     (11)%       7%            46              *
                                        -----     -----     -----
                                        -----     -----     -----

- ---------------------------------

*  percentage change is not meaningful.

NET REVENUES.   Net revenues decreased 5% from $344.6 million in fiscal 1993 to
$328.3 million in fiscal 1994. The decrease in fiscal 1994 net revenues from the prior year is principally due to the decrease in Central Point product revenues and lower distribution and OEM revenues which were partially offset by increased revenues from new product introductions, increased international revenues and increased upgrade and site license revenues.

Central Point product revenues declined by $26.5 million from $87.1 million in fiscal 1993 to $60.6 million in fiscal 1994 principally due to reduced demand for Central Point's products and an increase in its deferred revenue. During fiscal 1994, due to significant changes in the software market's perception of Central Point's long-term viability and the announced merger between Central Point and Symantec, Central Point was no longer able to reasonably estimate future product returns from its distributors and resellers. In accordance with Statement of Financial Accounting Standards No. 48, Central Point revenue and the related cost of revenue for fiscal 1994 for software shipments to their distributors and resellers was deferred until sold by the distributors or resellers to the end user. This revenue and cost of revenue deferral resulted in a decrease in net revenues by approximately $15.0 million and an increase in the fiscal 1994 loss before provision for income taxes by approximately $12.3 million.

The decrease in the Company's revenues during fiscal 1994 compared to fiscal 1993 was principally due to a decrease in units sold. The Company's products include of enterprise products which are frequently sold through site licenses where a license for multiple workstations is sold to a customer at a negotiated price and desktop software products which are generally sold through the distribution channel or directly to end-users. Enterprise product revenues are typically comprised of lower volume, high dollar site license transactions compared to desktop product revenues which are typically comprised of higher volume, low dollar pre-packaged product transactions. The prices of site licenses tend to vary based upon the individual products purchased, the number of units licensed and the number of workstations at the customer's site. There was no material impact to net revenues resulting from changes in desktop product pricing. Due to the inherent uncertainties in software development and in the microcomputer software industry, the Company is unable to predict whether these net revenue trends will continue.

Net revenues decreased 6% from $365.7 million in fiscal 1992 to $344.6 million in fiscal 1993. The decrease in fiscal 1993 net revenues from the prior year was due to reduced demand in the retail channel reflecting the market's rapid transition from DOS to Windows products and fewer new, major product introductions in fiscal 1993. During fiscal 1993, Symantec released The Norton pcANYWHERE for Windows, The Norton Desktop for DOS and The Norton Essentials for PowerBook and new versions of The Norton Utilities and Symantec AntiVirus for Macintosh, among others. While most of Symantec's principal DOS products were also available for Windows, Symantec believes revenues from DOS products were negatively impacted while customers considered the adoption of Windows and Windows-based products. In addition, the Company believes a larger portion of corporate MIS spending was allocated to 486 based system hardware upgrades as their prices sharply declined.

Net revenues from international sales grew from approximately $102.6 million in fiscal 1992 to $106.8 million in fiscal 1993 and to $109.3 million in fiscal 1994 and represented 28%, 31% and 33% of net revenues, respectively. This growth resulted from increased revenues in the Asia-Pacific market, the introduction of new and enhanced products and the introduction of translated or localized versions of the Company's products into international markets.

During fiscal 1994, Symantec released several new enterprise products including The Norton Administrator for Networks version 1.0 and The Norton AntiVirus for NetWare version 1.0 which are generally licensed through site licenses. The Company also released a number of new desktop products during fiscal 1994, including Q&A for Windows, Fastback Plus for OS/2 and new versions of The Norton Desktop for Windows, ACT! for Windows, Symantec C++ for Macintosh, The Norton Utilities, The Norton pcANYWHERE, PC Tools for Windows and DOS and Central Point Anti-Virus for Windows and DOS.

Symantec believes that many of its customers are moving toward an enterprise-wide computing oriented environment where more desktop personal computers will be interconnected into large local-area and wide-area networks administered by corporate MIS departments.

While the acquisitions of Central Point and Fifth Generation have enabled further development of software products for enterprise-wide computing, these products are expected to result in Symantec's competing with companies with which it has not previously competed. As a result, there is uncertainty regarding customer acceptance of the Company's products as Symantec has not been a major supplier in the enterprise market. These factors increase the uncertainty of forecasting financial results. While the Company expects the shift toward enterprise products to continue, there can be no assurance that the Company's enterprise products will be successful.

With the expansion to enterprise-wide computing systems markets, Symantec believes that it must develop relationships with systems integrators and other third-party vendors that provide consulting and integration services to customers and deliver products developed for this market segment. Furthermore, the length of the sales cycle with respect to enterprise products is longer and customers of enterprise products may take delivery of a product subject to integration and acceptance by the customer. In addition, a very high proportion of enterprise product sales are completed in the last few days of each quarter, in part because customers are able, or believe that they are able, to negotiate lower prices and more favorable terms. Each of these factors increase the risk that forecasts of quarterly financial results will not be achieved.

Enhanced product releases typically result in net revenue increases during the first three to six months following their introduction due to upgrade purchases by existing users, usually at discounted prices, and initial inventory purchases by the Company's distributors. In addition, between the date the Company announces a new version or new product and the date of release, distributors, dealers and end users often delay purchases, cancel orders or return products in anticipation of the availability of the new version or new product.

The Company's pattern of revenues and earnings may also be affected by a phenomenon known as "channel fill." Channel fill occurs following the introduction of a new product or a new version of a product as distributors buy significant quantities of the new product or version in anticipation of sales of such product or version. Following such purchases, the rate of distributors' purchases often declines in a material amount, depending on the rates of purchases by end users or "sell-through." The phenomenon of "channel fill" may also occur in anticipation of price increases or in response to sales promotions or incentives, some of which may be designed to encourage customers to accelerate purchases that might otherwise occur in later periods. Channels may also become filled simply because the distributors are unable to, or do not, sell their inventories to retail distribution or end users as anticipated. If sell-through does not occur at a sufficient rate, distributors will delay purchases or cancel orders in later periods or return prior purchases in order to reduce their inventories. Such order delays or cancellations can cause material fluctuations in revenues from one quarter to the next. The impact is somewhat mitigated by the Company's deferral of revenue associated with inventories estimated to be in excess of levels deemed appropriate in the domestic distribution channel; however, net revenues may still be materially affected favorably or adversely by the effects of channel fill. Channel fill did not have a material impact on the Company's revenues in fiscal 1994, 1993 or 1992.

While Symantec's diverse product line has tended to lessen fluctuations in quarterly net revenues caused by the timing of announcements and releases of new or enhanced versions of its products and product upgrades, the introduction of competitive products by existing or new competitors, reduced demand for any given product, the market's transition between operating systems, and the transition from a desktop PC environment to an enterprise-wide environment, these fluctuations have occurred recently and are likely to occur in the future and may cause significant fluctuations in sales revenues and, accordingly, operating results.

The Company is devoting substantial efforts to the development of software products that are designed to operate on Microsoft Corporation's new operating system ("Windows 95"), which is currently under development. Microsoft may incorporate advanced utilities in Windows 95 that may decrease the demand for certain of the Company's products, including those currently under development. Further, should Microsoft incur further delays in the development or release of Windows 95, which is scheduled by Microsoft to be released as late as August 1995, should Windows 95 not achieve market acceptance, or should Symantec be unable to successfully or timely develop products that operate under Windows 95, Symantec's future revenues would be adversely affected. In addition, as the timing of delivery and adoption of many products is dependent on Microsoft's delivery of beta and final versions of Windows 95 and the adoption rate of Windows 95, which the Company is unable to predict, the Company's and securities analysts' ability to forecast the Company's revenues is being adversely impacted. Also, the Company expects that demand for certain of its existing utility products will decline in advance of the Windows 95 release. It is difficult for security analysts or the Company to forecast the extent of this decline. For all of the preceding reasons, there is a heightened risk that revenues and profits will not be in line with analysts' expectations in the periods preceding and following the introduction of Windows 95.

The length of Symantec's product development cycle has generally been greater than Symantec originally expected. Although such delays have undoubtedly had a material adverse effect on Symantec's business, Symantec is not able to quantify the magnitude of revenues that were deferred or lost as a result of any particular delay because Symantec is not able to predict the amount of revenues that would have been obtained had the original development expectations been met. Delays in product development are likely to occur in the future and could have a material adverse effect on the amount and timing of future revenues. Due to the inherent uncertainties of software development projects, Symantec does not generally disclose or announce the specific expected shipment date of the Company's product introductions.

In addition, there can be no assurance that any products currently being developed by Symantec, including products being developed for Windows 95, will be technologically successful, that any resulting products will achieve market acceptance or that the Company's products will be effective in competing with products either currently in the market or introduced in the future.

During fiscal 1993, Symantec believes revenues were adversely affected by an unexpected substantial price reduction in 486-based personal computers that caused a shift in customer spending from software to personal computer hardware. Symantec also believes that the shift was caused by the introduction of Windows 3.1, which requires more computing capability. If the next class of personal computers, including those based on Intel's Pentium microprocessor and/or Motorola's Power-PC, are also rapidly reduced in price, there may be another unexpected shift in customer buying away from software and Symantec's products, which could result in significantly reduced revenues and a material adverse effect on operating results. Symantec has noted that Pentium processors are being marketed aggressively by Intel.

Price competition is significant in the microcomputer business software market and may continue to increase and become even more significant in the future, resulting in reduced profit margins. Should competitive pressures in the industry increase, Symantec may be required to increase its spending on sales, marketing and research and development as a percentage of net revenues, resulting in lower profit margins. In addition, aggressive pricing strategies of competitors in other software markets, some of whom have significantly more financial resources than Symantec, may further cause the Company to reduce software prices and/or increase sales and marketing expenses on a number of the Company's products.

The Company estimates and maintains reserves for product returns. Product returns occur when the Company introduces upgrades and new versions and discontinues products. In addition, competitive factors require the Company to offer rights of return for products that distributors or retail stores are unable to sell. The Company has set its reserves for returns in accordance with historical experience. Setting reserves involves making judgments about future competitive conditions and product life cycles. Those judgments involve evaluating information that often is unclear and in conflict. Symantec prepares detailed analyses of historical return rate experiences in its estimation of reserves for product returns. In addition to detailed historical return rates, the Company's estimation of return reserves takes into consideration upcoming product upgrades, current market conditions, distributor and "superstore" inventory balances and any other known factors that could impact anticipated product returns. Based upon returns experienced, the Company's estimates have been materially accurate. However, there can be no assurance that historical experience will be an accurate guide for the future because the rate of returns is primarily a function of the competitive state of the market in the future and thus, in large part, is a function of the actions of the Company's competitors, which the Company cannot anticipate. The Company's product return reserve balances typically fluctuate from period to period based upon the level and timing of product upgrade releases. Product return reserve balances at March 31, 1994 were higher than reserve balances at March 31, 1993 and March 31, 1992 due to an increased level of major product upgrades near the end of fiscal 1994 compared with levels at the end of fiscal 1993 and 1992. The level of actual product returns and related product return reserves is largely a factor of the level of product sell-in (gross revenue) from normal sales activity and the replacement of obsolete quantities with the current version of the Company's product. As a result, gross revenues generally move in the same direction as product returns. Changes in the levels of product returns and related product return reserves are generally offset by changing levels of gross revenue and, therefore, do not typically have a material impact on reported net revenues.

Approximately 17%, 13% and 6% or a total of 36% of the Company's net revenues in fiscal 1994 were from sales to two large distributors and a large superstore. These customers tend to make the great majority of their purchases at the end of the fiscal quarter, in part because they are able, or believe that they are able, to negotiate lower prices and more favorable terms. This end-of-quarter buying pattern means that forecasts of quarterly financial results are particularly vulnerable to the risk that they will not be achieved, either because expected sales do not occur or because they occur at lower prices or on less favorable terms to the Company. The Company's distribution and superstore customers also carry the products of the Company's competitors, some of which have greater financial resources than the Company. The distributors and superstores have limited capital to invest in inventory and their decisions to purchase the Company's products and, in the case of superstores, to give them critical shelf space, is partly a function of pricing, terms and special promotions offered by the Company and its competitors, over which the Company has no control and which it cannot predict.

The Company operates with relatively little backlog; therefore, if near-term demand for the Company's products weakens in a given quarter, there could be a material adverse effect on revenues and on the Company's operating results.

Symantec maintains a research and development facility in Santa Monica, California that was damaged during the January 1994 earthquake in Southern California. Much of the Company's administration, sales and marketing, manufacturing facilities and research and development efforts are located on the west coast of the United States. Future earthquakes or other natural disasters could cause a significant disruption to the Company's operations and may cause delays in product development that could adversely impact future revenues of the Company.

During the March 1994 quarter, Symantec introduced a new product support program that provides a wide variety of free and fee-based technical support services to its customers. Symantec provides its customers with free support via electronic and automated services as well as 90 days complimentary free telephone support for certain of the Company's products. In addition, Symantec offers both individual users and corporate customers a variety of fee-based support options for certain of the Company's products, designed to meet their individual technical support requirements. Fee-based technical support services did not generate significant revenues in the year ended March 31, 1994 and are not expected to generate significant revenues in the near future.

On June 1, 1994, Symantec completed the acquisition of Central Point. Many of the products marketed by Central Point are duplicative of products marketed by Symantec. In addition to the significant business risks associated with an acquisition (see "Acquisition, Restructuring and Other Expenses" below), the combined revenues of Symantec and Central Point may be adversely impacted by the combination of the two companies. See "Risk Factors - Business and Financial Risks of Strategic Acquisitions."

GROSS MARGIN.   Gross margin represents net revenues less cost of revenues.
Cost of revenues consists primarily of manufacturing expenses, manuals, packaging, royalties paid to third parties under publishing contracts and amortization and write-off of capitalized software. Amortization of capitalized software, including amortization and the write-off of both purchased product rights and capitalized software development expenses, totaled $17.8 million, $17.5 million and $13.6 million for fiscal 1994, 1993 and 1992, respectively. The increase in amortization and write-off of capitalized software costs in fiscal 1994 and 1993 over fiscal 1992 is largely due to the write-off of certain previously capitalized software costs of Fifth Generation and Central Point.

Gross margins increased to 76% of net revenues in fiscal 1994 from 70% and 73% in fiscal 1993 and 1992, respectively. The increase in the gross margin percentage in fiscal 1994 compared to fiscal 1993 was due to improvements in the gross margin percentage of Fifth Generation's products and the gradual shift in Symantec's product mix from desktop products toward higher margin enterprise products in fiscal 1994 which was partially offset by the decline in Central Point's gross margin percentage. This improvement in the gross margin percentage of Fifth Generation's products was largely due to the absence of significant software amortization and write-off of capitalized software by Fifth Generation during fiscal 1993. Additionally, Symantec was able to produce the Fifth Generation products with a lower cost structure than Fifth Generation was able to prior to the merger. The decrease in gross margin percentage in fiscal 1993 compared to fiscal 1992 was largely due to the decline in Fifth Generation's gross margin percentage in fiscal 1993 over fiscal 1992 which was partially offset by the increase in Central Point's gross margin percentage. Fifth Generation's gross margin was negatively impacted by the increased costs associated with increasing amortization and write-offs of capitalized software in fiscal 1993 and by declining revenues.

The microcomputer business software market has been subject to rapid changes that can be expected to continue. Future technology or market changes, including the release of Windows 95, may cause certain products to become obsolete more quickly than expected and thus may result in capitalized software write-offs and an increase in required inventory reserves and, therefore, reduced gross margins and net income.

On December 31, 1993, Symantec acquired certain technology for developing an architecture and tools to build client/server applications from DataEase International, Inc. in exchange for 391,456 shares of Symantec common stock and cancellation of the principal and accrued interest on a $1.0 million outstanding note receivable. The Company capitalized approximately $7.7 million of purchased product rights as a result of this transaction.

RESEARCH AND DEVELOPMENT EXPENSES.   Research and development expenses decreased
10% to $64.1 million or 20% of net revenues in fiscal 1994 from $71.1 million or 21% of net revenues in fiscal 1993, and was $52.4 million or 14% of net revenues in fiscal 1992. The decrease in research and development expenses in fiscal 1994 was primarily due to lower spending on the Company's security utility product development efforts resulting from the consolidation of the development efforts of Symantec and Fifth Generation and a $2.0 million decrease in spending relating to Central Point products. The increase in research and development expenses as a percentage of net revenues in fiscal 1993 over fiscal 1992 was due to the decrease in net revenues during fiscal 1993, increased staffing and related expenditures to support the development of new and enhanced products, increased spending on Central Point products, and the increased translation and localization efforts to enhance the Company's penetration of international markets. Much of the increase in staffing in 1993 occurred in Symantec's Development Tools group.

Symantec believes increased research and development expenditures will be necessary in order to remain competitive and to increase future revenues and expects research and development expenses to increase in dollar amount.

Research and development expenditures are charged to operations as incurred. Financial accounting rules requiring capitalization of certain internal software development costs did not materially affect the Company in the periods presented.

SALES AND MARKETING EXPENSES.   Sales and marketing expenses decreased 8% to
$165.1 million or 50% of net revenues in fiscal 1994 from $178.9 million or 52% of net revenues in fiscal 1993. The decrease in fiscal 1994 was principally due to the elimination of duplicative sales organizations as a result of the acquisitions of Fifth Generation and Contact and the reduction of sales and marketing expenses incurred by Central Point. Subsequent to the acquisition of Central Point by Symantec in fiscal 1995, various duplicative sales organizations were eliminated as a result of the combination of the companies. Any benefits resulting from the elimination of these duplicative organizations may be offset by increased sales and marketing spending. Sales and marketing expenses for fiscal 1993 increased 30% over fiscal 1992 due to expansion of the Company's international operations, including increased international market development activities, increased marketing expenditures associated with new product promotions in the distribution and direct channels, marketing expenses associated with the introduction of new and enhanced products and increased sales and marketing expenses incurred by Central Point.

Symantec believes substantial sales and marketing efforts are essential to achieve revenue growth and to maintain and enhance Symantec's competitive position. Accordingly, with the continued expansion of its international operations, as well as the introduction of new and upgraded products, Symantec expects the expenses associated with these efforts to increase in dollar amount and to continue to constitute its most significant operating expense. There can be no assurance these increased efforts will be successful.

GENERAL AND ADMINISTRATIVE EXPENSES.   General and administrative expenses
decreased 19% from $31.1 million or 9% of net revenues in fiscal 1993 to $25.2 million or 8% of net revenues in fiscal 1994. This decrease was principally due to benefits resulting from the consolidation of the general and administrative functions of the acquired companies, except for Central Point which was acquired subsequent to fiscal 1994, at Symantec's corporate headquarters, which was partially offset by increases in legal expenses associated with the class action lawsuits (see Note 10 of Notes to Consolidated Financial Statements).
Subsequent to the acquisition of Central Point by Symantec in fiscal 1995, various duplicative general and administrative functions were eliminated as a result of the combination of the companies. Any benefits resulting from the elimination of these duplicative general and administrative functions may be offset by increased general and administrative spending. General and administrative expenses for fiscal 1993 increased 15% over fiscal 1992 principally due to increases in international general and administrative expenses, legal expenses associated with the class action lawsuits, pre-merger general and administrative expense for acquired companies, including Central Point. Future growth of the Company is expected to result in an increase in the dollar amount of general and administrative spending from current levels.

ACQUISITION, RESTRUCTURING AND OTHER EXPENSES.
ACQUISITION EXPENSES.   In connection with the various acquisitions completed in
fiscal 1994, 1993 and 1992 and the acquisitions of Central Point, SLR and Intec in fiscal 1995 (see Summary of Significant Accounting Policies and Note 9 of Notes to Consolidated Financial Statements), significant acquisition expenses were incurred. These acquisition expenses principally included fees for legal, accounting and financial advisory services, the write-off of duplicative capitalized technology, the modification of certain development contracts and expenses related to the combination of the companies, including the elimination of duplicative and excess facilities and personnel. These charges approximated $25.9 million, $5.1 million and $6.8 million in fiscal 1994, 1993 and 1992, respectively. The Company has not experienced any material change in estimated acquisition expenses to date. As of March 31, 1994, the Company had approximately $4.8 million of these expenditures still to be incurred. These remaining cash related expenditures are comprised of $1.1 million for the modification of certain development contracts, $1.3 million for the elimination of duplicative and excess facilities and $2.4 million for the consolidation and discontinuance of certain operational activities and other acquisition related expenses.

In connection with the acquisitions of Central Point, SLR and Intec during fiscal 1995, Symantec recorded total acquisition charges of $9.5 million. The charges included $3.2 million for legal, accounting and financial advisory services, $1.0 million for the write-off of duplicative product-related expenses and modification of certain development contracts, $0.9 million for the elimination of duplicative and excess facilities, $3.1 million for personnel severance and outplacement expenses, and $1.3 million for the consolidation and discontinuance of certain operational activities and other acquisition related expenses.

Symantec has completed a number of acquisitions and expects to acquire other companies in the future. In addition to the significant business risks associated with acquisitions, including the successful combination of the companies in an efficient and timely manner, the coordination of research and development and sales efforts, the retention of key personnel and the integration of the acquired products, Symantec typically incurs significant acquisition expenses for legal, accounting and financial advisory services, the write-off of duplicative technology and other expenses related to the combination of the companies. These expenses may have a significant adverse impact on the Company's future profitability and financial resources.

RESTRUCTURING EXPENSES.   During fiscal 1994, Symantec implemented a plan to
consolidate and centralize certain operational activities (see Note 9 of Notes to Consolidated Financial Statements). The plan was designed to reduce operating expenses and enhance operational efficiencies by centralizing certain order administration, technical support and customer service activities in Eugene, Oregon. The Company expects this centralization to save approximately $2 million annually. The Company recorded a charge of $4.7 million, which included $1.1 million for the elimination of duplicative and excess facility expenses, $1.5 million for the relocation of the Company's existing operations and equipment, $1.1 million for employee relocation expenses and $1.0 million for employee severance payments. The Company's centralization of these support functions has been substantially completed.

During fiscal 1994, Central Point incurred $16.0 million of expenses related to the restructuring of its operations in order to reduce its overall cost structure and to redirect its software development and marketing efforts away from the personal desktop computer market toward personal computer network markets. The charge included $6.2 million for employee severance, outplacement and relocation expenses, $5.6 million for the write-off of certain excess fixed and intangible assets, $1.8 million for lease abandonments and facility relocation and $2.4 million for the consolidation and discontinuance of certain operational activities and other related expenses. Of the total charges, $5.9 million resulted from the write-off of assets and $10.1 million involved cash outflows of which $8.7 million are expected future cash outflows as of March 31, 1994.

During fiscal 1993, Symantec recorded a $4.4 million charge for expenses related to the restructuring of certain operational functions within the Company. The plan was designed to reduce operating expenses and reallocate resources from DOS products to Windows and Development Tools products. This charge included $1.0 million for the elimination of excess facilities, $0.4 million for the relocation of certain employees and $3.0 million for outplacement expenses and severance payments associated with the reduction in staffing. This restructuring has been completed.

During fiscal 1993, Central Point incurred $0.7 million of charges related to the restructuring of its operations, including the sale of its manufacturing operations, personnel relocation and severance, and the write-off of certain property and equipment. This restructuring has been completed.

OTHER EXPENSES.   Symantec reached an agreement with the plaintiffs and
Symantec's insurance carriers to settle two securities class actions and a related derivative lawsuit brought by stockholders of Symantec (see Notes 9 and 10 of Notes to Consolidated Financial Statements). The combined settlement amount of the cases was $19.0 million, approximately $12.5 million of which was paid by Symantec's insurance carriers. Symantec recorded a charge in fiscal 1994 of $6.5 million, representing Symantec's portion of the settlement. The settlement was approved by the court on June 6, 1994.

In fiscal 1993, the Company recorded a $2.6 million charge for estimated total legal fees expected to be incurred in connection with the Borland civil lawsuit and the related criminal prosecution (see Notes 9 and 10 of Notes to Consolidated Financial Statements).

Symantec is involved in a number of other judicial and administrative proceedings incidental to its business (see Note 10 of Notes to Consolidated Financial Statements). The Company intends to defend all of these lawsuits vigorously and although an unfavorable outcome could occur in one or more of the cases, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, it is possible that the Company's future results of operations or cash flows could be materially adversely effected in a particular period.

In fiscal 1994, Central Point purchased from unrelated parties certain in-process software technologies for $3.0 million which was immediately expensed. (see Note 9 of Notes to Consolidated Financial Statements).

In connection with the acquisition of Eikon by Central Point during fiscal 1992, the Company acquired certain in-process software technologies for $3.0 million which was immediately expensed. (see Note 9 of Notes to Consolidated Financial Statements).

INTEREST INCOME AND OTHER INCOME (EXPENSE).   Interest income decreased from
$2.0 million in fiscal 1992 to $1.7 million in fiscal 1993 and $1.5 million in fiscal 1994. The decreases are largely due to lower average interest rates on invested cash, which was partially offset by higher average invested cash balances. Interest expense increased from $1.4 million in fiscal 1993 to $2.5 million in fiscal 1994. This increase is principally due to interest expense on convertible subordinated debentures which were issued on April 2, 1993, which was partially offset by the retirement of acquired company debt. As the convertible subordinated debentures bear interest at 7.75% and, in certain instances, 8.75%, which is higher than the rate that will likely be earned on the debenture proceeds, interest expense is expected to continue to be higher than interest income. Other expense is primarily comprised of foreign currency exchange losses from fluctuations in currency exchange rates and a loss on the sale of certain assets of $0.6 million in fiscal 1993 and a gain on the sale of certain assets of $2.2 million in fiscal 1992. Both of these asset transactions were made by Fifth Generation prior to being acquired by Symantec.

The Company conducts business in various foreign currencies and is therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date that they are consummated. Symantec utilizes some natural hedging to mitigate the Company's transaction exposures and, effective December 31, 1993, the Company commenced hedging some residual transaction exposures through the use of 30-day forward contracts. At March 31, 1994, there was a total of approximately $29.3 million of outstanding forward exchange contracts. The net liability of forward contracts was approximately $10.3 million at March 31, 1994. There have been no significant gains or losses to date with respect to these activities. Gains or losses would occur on 30-day forward contracts held by the Company when changes in foreign currency exchange rates occur. These gains and losses should be largely offset by the transaction gains and losses resulting from foreign currency denominated cash, accounts receivable, intercompany balances and trade payables. There can be no assurance that these strategies will continue to be effective or that transaction losses can be minimized or forecasted accurately. The Company does not hedge either its translation risk or its economic risk.

INCOME TAXES.   The effective income tax benefit rate for fiscal 1994 was 11%, which compared to an effective income tax benefit rate of 29% in fiscal 1993 and an effective income tax provision rate of 39% in fiscal 1992. The 1994 income tax benefit represents future benefits for past domestic operating losses, which was primarily offset by a valuation allowance for Central Point's deferred tax assets and certain acquisition expenses that were not deductible for income tax purposes.

A net deferred tax asset of approximately $18.0 million is reflected in the financial statements. Approximately $45 million of future taxable income will be necessary to realize this net deferred tax asset. While there can be no assurance that future income will be sufficient to realize this benefit, management anticipates that this benefit will be realized based on projected income from new and existing products. A valuation allowance of $29.3 million was provided in the financial statements. The valuation allowance consists primarily of $19.4 million for Central Point temporary differences and $7.0 million for stock option deductions, the benefit of which will be credited to equity when realized. The remaining portion of the valuation allowance primarily represents net operating loss carryforwards of various acquired companies that are limited under the "change of ownership" rules of Internal Revenue Code Section 382.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments decreased $8.5 million from $69.0 million at March 31, 1993 to $60.5 million at March 31, 1994, largely due to capital expenditures, purchased intangibles acquired, cash payments for acquisition, restructuring and other expenses (see Note 9 of Notes to Consolidated Financial Statements) and principal payments on long-term obligations which were partially offset by net proceeds from sales of common stock and other. Net cash provided by operating activities was $1.5 million and was primarily due to the change in net assets and liabilities and non-cash related expenses which was offset by operating losses of acquired companies and expenditures for acquisition related costs and expenses.

Trade accounts receivable decreased $4.5 million primarily due to the significant decline in Central Point's product revenues which was partially offset by the increase in Symantec's product revenues and the release of several new or enhanced products near the end of fiscal 1994. The large decline in other assets was principally due to the write-off and elimination of other assets of acquired companies.

Cash and short-term investments increased $15.2 million during fiscal 1993 principally due to borrowings of $59.7 million. Symantec issued $25.0 million of convertible debentures in fiscal 1993 (see Note 3 of Notes to Consolidated Financial Statements). The additional $34.7 million of borrowings were notes obtained by acquired companies prior to their acquisition by Symantec. These borrowings largely offset cash payments for acquisition, restructuring and other expenses (see Note 9 of Notes to Consolidated Financial Statements), capital expenditures, purchased intangibles and principal payments on long-term obligations. Net cash used in operations was $2.6 million as a significant portion of the net loss of $39.1 million was non-cash related depreciation and amortization of equipment and leasehold improvements and amortization of capitalized software costs.

Most of the increase in cash and short-term investments of $12.6 million during fiscal 1992 was due to cash provided by operations resulting from net income of $26.2 million.

The Company had an $8.0 million bank line of credit which originally expired on July 31, 1994 and was extended to September 30, 1994. Subsequent to September 30, 1994, the Company negotiated a $10.0 million line of credit that expires in October 1995. The line of credit is available for general corporate purposes and bears interest at the banks' reference (prime) interest rate (7.75% at September 30, 1994), the U.S. offshore rate plus 1.5%, a CD rate plus 1.5% or LIBOR plus 1.5%, at the Company's discretion. The line of credit requires bank approval for the payment of cash dividends. Borrowings under this line are unsecured and are subject to the Company maintaining certain financial ratios and profits. At September 30, 1994, there was approximately $ 0.5 million of outstanding standby letters of credit under this line of credit. There were no borrowings outstanding under this line at September 30, 1994.

During the quarter ended September 30, 1994, the Company was not in compliance with several covenants contained in the line of credit relating to Symantec's net worth and financial ratios as a result of the acquisition of Central Point. In conjunction with the $10.0 million line of credit, covenants under the Company's existing line of credit at September 30, 1994 were revised. The Company was in compliance with these revised covenants at September 30, 1994.

In addition to cash and short-term investments of $60.5 million at March 31, 1994, Symantec has $9.5 million available under the Company's bank line of credit. Company acquisitions in the future may cause the Company to be in violation of the line of credit covenants; however, Symantec believes that if the line of credit were canceled or amounts were not available under the line, there would not be a material adverse impact on the financial results, liquidity or capital resources of the Company.

Due to cash payments expected to be made during fiscal 1995 related to costs associated with acquisitions and restructurings (see Note 9 of Notes to Consolidated Financial Statements), the Company anticipates that aggregate cash and short-term investments may decline. Further, the Company may utilize additional cash in connection with the potential acquisition of additional companies and software product rights in the future. The Company believes existing cash and short-term investments will be sufficient to fund operations for the next year. However, if the Company were to sustain further losses, there can be no assurances that the bank line of credit, which is available through October 1995, would remain available. Additionally, the Company could be required to reduce operating expenses, which could result in further product delays; reassess acquisition opportunities, which could negatively impact the Company's growth objectives; and/or pursue further financing options. The Company believes existing cash and short-term investments will be sufficient to fund operations for the next year.

                            SELLING SECURITY HOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of January 19, 1995 by the Noteholders and the Warrant Holders.

                                           SHARES BENEFICIALLY                             SHARES BENEFICIALLY
                                         OWNED PRIOR TO OFFERING                       OWNED AFTER OFFERING (1)(2)
                                     ------------------------------                  ------------------------------
                                                                      SHARES BEING
NAME                                    NUMBER           PERCENT       OFFERED (1)       NUMBER          PERCENT
- ----                                 -------------    -------------  --------------- --------------   -------------
J.P. Morgan Investment                 874,433 (3)        2.33%          208,333         666,100          1.78%
Management Inc., as Investment
Manager for various institutional
investors

Morgan Guaranty                      1,041,666 (4)        2.76%        1,041,666              --            --
Trust Company of New York, as
Trustee for the Multi-Market
Special Investment Fund, a
commingled pension trust fund

Northwestern Mutual Life
Insurance Company                      833,333 (5)        2.22%          833,333              --            --

Edison Venture
Fund II, L.P.                           96,420 (6)           *            96,420              --            --

Edison Venture
Fund II-PA, L.P.                        18,542 (7)           *            18,542              --            --

_______________________________________________________
*     Less than one percent
(1) No assurance can be given that the Noteholders or the Warrant Holders will sell any shares. See "Plan of Distribution."
(2) Assumes the sale of all shares being offered hereby. Also assumes no sale of other shares, if any, beneficially owned by the respective Security Holder.
(3) Represents (a) subordinated notes issued by the Company and convertible into 208,333 shares of Common Stock and 18,300 shares of Common Stock, both held on behalf of the Alfred P. Sloan Foundation and over which the Security Holder has investment power, and (b) 647,800 shares of Common Stock held on behalf of various other institutional investors and over which the Security Holder has investment power.
(4) Represents subordinated notes issued by the Company and convertible into 1,041,666 shares of Common Stock.
(5) Represents subordinated notes issued by the Company and convertible into 833,333 shares of Common Stock.
(6) Represents warrants issued by the Company and convertible into 96,420 shares of Common Stock.
(7) Represents warrants issued by the Company and convertible into 18,542 shares of Common Stock.

                              PLAN OF DISTRIBUTION

     In connection with the Company's sale of subordinated notes convertible into the Company's Common Stock (the "Notes") to Morgan Guaranty Trust Company, as Trustee for the Multi-Market Special Investment Fund, a commingled pension trust fund, J.P. Morgan Investment Management Inc., as Investment Manager for the Alfred P. Sloan Foundation, an institutional investor, and The Northwestern Mutual Life Insurance Company (collectively, the "Noteholders"), the Noteholders entered into a Note Purchase Agreement (the "Note Agreement") with the Company pursuant to which the Noteholders were granted certain registration rights with respect to the shares of the Company's Common Stock issuable upon conversion of the Notes (the "Conversion Shares"). The Noteholders have elected to exercise such registration rights. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the Note Agreement. No assurance can be given that the Noteholders will sell any of the Conversion Shares that are subject to this Prospectus or that the Noteholders will not sell such Conversion Shares in a private transaction or other transaction that is exempt from the registration requirements of the Securities Act.

     In connection with a merger transaction in which Contact Software International Inc. ("Contact") became a wholly-owned subsidiary of the Company, the Company converted outstanding warrants to purchase the Common Stock of Contact into warrants to purchase the Common Stock of the Company (the "Warrants"). The Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Edison Venture Fund II, L.P. and Edison Venture Fund II-PA, L.P., as the holders of the Warrants (the "Warrant Holders"), granting such Warrant Holders certain registration rights with respect to the shares of the Company's Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). Under the terms of the Registration Rights Agreement, if the Noteholders request the Company to file a registration statement pursuant to Rule 415 of the Securities Act (a "Shelf Registration Statement") and elect to sell Conversion Shares under the Shelf Registration Statement, the Warrant Holders are entitled to sell the Warrant Shares under the Shelf Registration Statement. No assurance can be given that the Warrant Holders will sell any of the Warrant Shares that are subject to this Prospectus or that the Warrant Holders will not sell such Warrant Shares in a private transaction or other transaction that is exempt from the registration requirements of the Securities Act.

     Pursuant to the Note Agreement, the Noteholders may not distribute the Conversion Shares offered hereby without first providing at least five business days' prior notice to the Company of their intent to distribute the Conversion Shares (the "Distribution Notice"). The Company must, promptly following the receipt of the Distribution Notice, file such amendments and prepare such supplements to the Registration Statement and the Prospectus, file such documents as may be required to be incorporated by reference in any of such documents and take all other actions as may be necessary to ensure the ability of the Noteholders to effect a public resale of their Conversion Shares for a period of at least 90 days following the date set forth in such Distribution Notice (including without limitation taking any actions necessary to ensure the availability of a Prospectus meeting the requirements of Section 10(a) of the Securities Act). After the Company has complied with the foregoing obligations, it will simultaneously give notice of such compliance to the Noteholders and the Warrant Holders (the "Compliance Notice"). The Warrant Holders may only distribute Warrant Shares offered hereby during the period that the Noteholders may offer and sell Conversion Shares, which is after the Company has delivered the Compliance Notice to the Noteholders and the Warrant Holders.

     If the Company gives notice to each holder of Notes, Conversion Shares, Warrants or Warrant Shares that the Company has been advised by counsel that the offering of such Conversion Shares or Warrant Shares covered by the Registration Statement of which this Prospectus is a part would adversely affect, or would be improper in view of (or improper without disclosure in the Prospectus), a public offering, financing, reorganization, recapitalization, merger, consolidation, acquisition, or other similar transaction, or negotiations, discussions, or pending proposals with respect thereto, then each holder of Notes, Conversion Shares, Warrants or Warrant Shares has agreed that upon the receipt of such notice, such holder will forthwith discontinue to dispose of Conversion Shares or Warrant Shares and will cease to use this Prospectus; PROVIDED, HOWEVER, that within 90 days of the date on which such notice is given, the Company must perform the obligations set forth above and, upon the completion of the performance of such obligations, must give same-day written notice to such holders, as applicable, that they may commence the use of this Prospectus for the public sale of Conversion Shares or Warrant Shares and must take all actions as may be necessary to ensure to the holders of Notes, Conversion Shares, Warrants or Warrant Shares the ability to effect the public resale of their Conversion Shares or Warrant Shares for a period of at least 90 days following the date of such notice. The total number of days during which the holders of Conversion Shares or Warrant Shares are not permitted to distribute such Conversion Shares and Warrant Shares pursuant to this provision of the Note Agreement and the Registration Rights Agreement may not exceed 145 days during any consecutive 365 day period.

     The purpose of this offering is to fulfill contractual commitments made by the Company to certain beneficial holders of the Common Stock offered hereby. No soliciting agent has been retained by the Company, and no agreement, arrangement or understanding has been entered into between the Company and any underwriter, broker-dealer or other agent with respect to the Common Stock offered hereby. Furthermore, the Noteholders and the Warrant Holders (collectively, the "Security Holders") have represented to the Company that the Security Holders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Common Stock offered hereby. The Company does not know the identity of the brokers or market makers that may participate in the offering.

     The distribution of the Common Stock by the Security Holders may be effected from time to time in one or more transactions for their own accounts (which may include block transactions) through the Nasdaq National Market or on any exchange on which the Common Stock may then be listed in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Security Holders may effect such transactions by selling Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Security Holders or the purchasers of Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Security Holders may also pledge Common Stock as collateral for margin accounts and such Common stock could be resold pursuant to the terms of such accounts. The Security Holders and any participating broker and dealers may be deemed to be "underwriters" as defined in the Securities Act.

     In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West, Two Palo Alto Square, Palo Alto, California 94306.

                                     EXPERTS

     The consolidated financial statements of Symantec Corporation ("Symantec" or the "Company") included herein as of March 31, 1994 and 1993 and for each of the three years in the period ended March 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein which, as to fiscal 1993 and 1992, is based in part on the report of KPMG Peat Marwick LLP, independent accountants, as it relates to Fifth Generation Systems, Inc.'s consolidated financial statements for the years ended December 31, 1992 and 1991, which are included in the Company's Annual Report on Form 10-K for the year ended April 1, 1994. Such consolidated financial statements referred to above are included herein or incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. The report of Ernst & Young LLP insofar as it relates to amounts included for Fifth Generation is based solely upon the report of KPMG Peat Marwick LLP. The report of KPMG Peat Marwick LLP referred to above contains an explanatory paragraph that states that Fifth Generation's recurring losses and maturity of long term debt raise substantial doubt about Fifth Generation's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     The consolidated financial statements of Central Point for the year ended March 31, 1992 included in Symantec's Current Report on Form 8-K filed with the Commission on June 16, 1994, as amended on June 24, 1994, have been audited by Ernst & Young LLP as to combination only. Ernst & Young LLP's report for the year ended March 31, 1992 is based entirely upon the report of Price Waterhouse LLP, independent accountants, as they relate to Central Point's financial statements for the year ended March 31, 1992, which such financial statements are not included in the Current Report on the Form 8-K filed with the Commission on June 16, 1994, as amended June 24,

1994. Such consolidated financial statements are incorporated herein by reference in reliance upon such report from Price Waterhouse LLP, given upon the authority of such firm as experts in accounting and auditing. The report of Ernst & Young LLP insofar as it relates to amounts included for Central Point is based solely upon the report of Price Waterhouse LLP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE


Report of Ernst & Young LLP, Independent Auditors. . . . . . . . . . . . .   F-2

Report of Price Waterhouse LLP, Independent Accountants. . . . . . . . . .   F-3

Report of KPMG Peat Marwick LLP, Independent Auditors. . . . . . . . . . .   F-4

Consolidated Balance Sheets as of March 31, 1994 and 1993. . . . . . . . .   F-5

Consolidated Statements of Operations for the years ended
   March 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . .   F-6

Consolidated Statements of Stockholders' Equity for the years ended
   March 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . .   F-7

Consolidated Statements of Cash Flow for the years ended
   March 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . .   F-8

Summary of Significant Accounting Policies . . . . . . . . . . . . . . . .   F-9

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .  F-12

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Symantec Corporation

We have audited the accompanying consolidated balance sheets of Symantec Corporation as of March 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Fifth Generation Systems, Inc., which statements reflect total assets constituting 15% of the related 1993 consolidated financial statement totals, and which statements reflect a net loss and a net income constituting approximately 39% and 25% of the related 1993 and 1992 consolidated financial statement totals, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Fifth Generations Systems, Inc., is based solely on the report of the other auditors. We also did not audit the financial statements of Central Point Software, Inc. for the year ended March 31, 1992, which statements reflect a net income constituting approximately 8% of the related 1992 consolidated financial statement total. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Central Point Software, Inc. for this period is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symantec Corporation at March 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1994, after giving retroactive effect to the acquisition of Central Point Software, Inc. as described in the notes to the consolidated financial statements in conformity with generally accepted accounting principles.




                                                             ERNST & YOUNG LLP
San Jose, California
May 13, 1994

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders of
Central Point Software, Inc.

In our opinion, the consolidated statements of operations, of stockholders' equity and of cash flows of Central Point Software, Inc., before restatement to give effect to the pooling of interests transaction with Executive Systems, Inc., (not presented herein) present fairly, in all material respects, the results of operations and cash flows of Central Point Software, Inc. and its subsidiaries for the year ended March 31, 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Portland, Oregon
April 17, 1992

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Fifth Generation Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Fifth Generation Systems, Inc. (the Company) and subsidiaries as of December 31, 1992 and 1991 and the related consolidated statements of operations, stockholders' equity, and cash flows for the three years ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fifth Generation Systems, Inc. and subsidiaries at December 31, 1992 and 1991, and the results of their operations and their cash flows for the three years ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Fifth Generation Systems, Inc. and subsidiaries will continue as a going concern. As discussed in note 1 to the accompanying consolidated financial statements, substantially all of the Company's debt matured May 15, 1993 and redemption of one half of the redeemable preferred stock is redeemable June 30, 1993. In addition, the Company suffered substantial losses from operations for the year ended December 31, 1992. These situations raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


                                   KPMG PEAT MARWICK LLP


August 6, 1993
Baton Rouge, Louisiana

SYMANTEC CORPORATION
CONSOLIDATED BALANCE SHEETS


                                                                                     MARCH 31,
                                                                            --------------------------
(In thousands)                                                                  1994          1993
- ------------------------------                                              ------------   -----------
ASSETS

Current assets:
    Cash and short-term investments                                          $ 60,534       $ 69,012
    Trade accounts receivable                                                  48,342         52,816
    Inventories                                                                 7,842          6,369
    Deferred income taxes                                                      17,975         19,384
    Other                                                                      13,660         24,661
                                                                             --------       --------
      Total current assets                                                    148,353        172,242
Equipment and leasehold improvements                                           25,369         36,178
Purchased intangibles                                                          11,228         18,309
Other                                                                           3,842          4,165
                                                                             --------       --------
                                                                             $188,792       $230,894
                                                                             --------       --------
                                                                             --------       --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                         $ 27,556       $ 30,483
    Accrued compensation and benefits                                          12,257         10,739
    Other accrued expenses                                                     57,745         30,170
    Income taxes payable                                                          367          3,586
    Current portion of long-term obligations                                      847         12,125
                                                                             --------       --------
      Total current liabilities                                                98,772         87,103
Convertible subordinated debentures                                            25,000         25,000
Long-term obligations                                                             966          2,148
Commitments and contingencies
Stockholders' equity:
    Preferred stock (authorized: 1,000; issued and outstanding: none)              --             --
    Common stock (authorized: 50,000; issued and outstanding: 34,990
      and 32,729 shares)                                                          350            327
    Capital in excess of par value                                            157,637        134,375
    Notes receivable from stockholders                                           (149)          (217)
    Translation adjustment                                                     (2,183)          (638)
    Accumulated deficit                                                       (91,601)       (17,204)
                                                                             --------       --------
      Total stockholders' equity                                               64,054        116,643
                                                                             --------       --------
                                                                             $188,792       $230,894
                                                                             --------       --------
                                                                             --------       --------


The accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                Year Ended March 31,
                                                              --------------------------------------
(In thousands, except net income (loss) per share)                1994           1993           1992
- --------------------------------------------------            --------       --------       --------
Net revenues                                                  $328,299       $344,626       $365,711
Cost of revenues                                                80,388        104,706         98,429
                                                              --------       --------       --------
    Gross margin                                               247,911        239,920        267,282
Operating expenses:
    Research and development                                    64,088         71,106         52,432
    Sales and marketing                                        165,052        178,903        137,577
    General and administrative                                  25,196         31,134         27,022
    Acquisition, restructuring and
        other expenses                                          56,094         12,773          9,822
                                                              --------       --------       --------
        Total operating expenses                               310,430        293,916        226,853
                                                              --------       --------       --------
Operating income (loss)                                        (62,519)       (53,996)        40,429
Interest income                                                  1,478          1,693          2,045
Interest expense                                                (2,517)        (1,389)        (1,507)
Other income (expense), net                                       (419)        (1,659)         1,887
                                                              --------       --------       --------
Income (loss) before income taxes                              (63,977)       (55,351)        42,854
Provision (benefit) for income taxes                            (7,010)       (16,256)        16,593
                                                              --------       --------       --------
Net income (loss)                                             $(56,967)      $(39,095)       $26,261
                                                              --------       --------       --------
                                                              --------       --------       --------
Net income (loss) per share                                     $(1.69)        $(1.22)         $0.79
                                                              --------       --------       --------
                                                              --------       --------       --------
Shares used to compute net income (loss) per share              33,790         32,131         33,371
                                                              --------       --------       --------
                                                              --------       --------       --------


The accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                Notes
                                                            Capital in     Receivable                      Retained          Total
                                                 Common      Excess of           from    Translation       Earnings  Stockholders'
(In thousands)                                    Stock      Par Value   Stockholders     Adjustment      (Deficit)         Equity
- -------------------------------------------     -------     ----------   ------------    -----------      ---------  -------------
Balances, March 31, 1991                        $   295       $ 72,967       $   (294)      $   (131)      $  5,652       $ 78,489
  Net income                                         --             --             --             --         26,261         26,261
  Issued common stock:
    1,612 shares under stock plans                   16          9,815             --             --             --          9,830
    73 shares for acquisition of
      product rights                                  1          3,067             --             --             --          3,068
  Repayments on notes                                --             --             19             --             --             19
  Other equity transactions
    of acquired companies                            --          6,780             --             --             --          6,781
  Distributions to stockholders of
    acquired companies                               --             --             --             --         (1,986)        (1,986)
  Translation adjustment                             --             --             --            287             --            287
  Income tax benefit related to
    stock options                                    --          8,300             --             --             --          8,300
                                                -------       --------       --------       --------       --------       --------
Balances, March 31, 1992                            312        100,929           (275)           156         29,927        131,049
  Acquisition of MultiScope and Whitewater:
    Issued 323 shares of
      common stock                                    3          5,004             --             --             --          5,007
  Accumulated deficit as of
      March 31, 1992                                 --             --             --             --         (6,951)        (6,951)
  Net loss                                           --             --             --             --        (39,095)       (39,095)
  Certus net loss for the quarter
    ended March 31, 1992                             --             --             --             --         (1,015)        (1,015)
  Contact net loss for the quarter
    ended June 30, 1992                              --             --             --             --             92             92
  Issued common stock:
    1,197 shares under stock plans                   12          6,478             --             --             --          6,487
  Repayments on notes                                --             --             58             --             --             58
  Other equity transactions
    of acquired companies                            --         18,194             --             --             --         18,197
  Distributions to stockholders of
    acquired companies                               --             --             --             --           (162)          (162)
  Translation adjustment                             --             --             --           (794)            --           (794)
  Income tax benefit related to
    stock options                                    --          3,770             --             --             --          3,770
                                                -------       --------       --------       --------       --------       --------
Balances, March 31, 1993                            327        134,375           (217)          (638)       (17,204)       116,643
  Net loss                                           --             --             --             --        (56,967)       (56,967)
  Fifth Generation net loss for the
    quarter ended March 31, 1993                     --             --             --             --        (16,390)       (16,390)
  XTree net loss for the six months
    ended March 31, 1993                             --             --             --             --         (1,040)        (1,040)
  Issued common stock:
    1,870 shares under stock plans                   19         13,725             --             --             --         13,744
    391 shares for acquisition of
      product rights                                  4          6,496             --             --             --          6,500
  Repayments on notes                                --             --             68             --             --             68
  Other equity transactions of
    acquired companies                               --          3,041             --             --             --          3,041
  Translation adjustment                             --             --             --         (1,545)            --         (1,545)
                                                -------       --------       --------       --------       --------       --------
Balances, March 31, 1994                           $350       $157,637          $(149)       $(2,183)      $(91,601)       $64,054
                                                -------       --------       --------       --------       --------       --------
                                                -------       --------       --------       --------       --------       --------


The accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                           Year Ended March 31,
                                                                        ---------------------------------------
(In thousands)                                                              1994           1993            1992
- -----------------------------------------------------------------       --------       --------        --------
OPERATING ACTIVITIES:
  Net income (loss)                                                     $(56,967)      $(39,095)      $ 26,261
  Fifth Generation net loss for the quarter ended March 31, 1993         (16,390)            --             --
  XTree net loss for the six months ended March 31, 1993                  (1,040)            --             --
  Contact net loss for the quarter ended June 30, 1992                        --             92             --
  Certus net loss for the quarter ended March 31, 1992                        --         (1,015)            --
  Acquired companies' net assets as of March 31, 1992                         --         (1,944)            --
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operations:
    Acquired in-process research and development                              --             --          3,022
    Depreciation and amortization of equipment and
      leasehold improvements                                              15,122         17,113         10,089
    Amortization and write-off of capitalized software costs              17,793         17,503         13,592
    Write-off of equipment and leasehold improvements                      4,403           (337)            44
    Deferred income taxes                                                  1,409         (7,608)        (9,678)
    Net change in assets and liabilities:
      Trade accounts receivable                                            3,799          7,799        (28,968)
      Inventories                                                         (1,596)         3,926          1,367
      Other current assets                                                10,796        (11,227)        (7,671)
      Other assets                                                           446           (392)        (1,254)
      Accounts payable                                                    (2,602)         3,406          8,553
      Accrued compensation and benefits                                    1,608          1,328          4,592
      Accrued other expenses                                              27,864          8,375          9,588
      Income tax benefit related to stock options                             --          3,770          8,300
      Income taxes payable                                                (3,170)        (4,321)         5,959
                                                                        --------       --------        -------
Net cash provided by (used in) operating activities                        1,475         (2,627)        43,796
                                                                        --------       --------        -------
INVESTING ACTIVITIES:
  Capital expenditures                                                    (9,103)       (21,123)       (18,151)
  Purchased intangibles                                                   (4,632)       (12,863)       (16,134)
  Purchases of short-term investments                                    (72,043)       (17,187)       (16,914)
  Sales of short-term investments                                         46,732         22,728         20,934
  Sales of fixed assets and other                                            149          2,941          1,895
                                                                        --------       --------        -------
Net cash used in investing activities                                    (38,897)       (25,504)       (28,370)
                                                                        --------       --------        -------
FINANCING ACTIVITIES:
  Principal payments on long-term obligations                            (12,459)       (34,726)       (14,493)
  Borrowings under long-term obligations                                      --         59,673          5,638
  Distributions to stockholders of acquired companies                         --           (162)        (1,986)
Net proceeds from sales of common stock and other                         16,853         24,742         11,955
                                                                        --------       --------        -------
Net cash provided by financing activities                                  4,394         49,527          1,114
                                                                        --------       --------        -------
Effect of exchange rate fluctuations on cash and cash equivalents           (761)          (632)            65
Increase (decrease) in cash and cash equivalents                         (33,789)        20,764         16,605
Beginning cash and cash equivalents                                       66,700         45,936         29,331
                                                                        --------       --------        -------

Ending cash and cash equivalents                                        $ 32,911       $ 66,700       $ 45,936
                                                                        --------       --------        -------
                                                                        --------       --------        -------
Supplemental cash flow disclosures:
  Income taxes paid (net of refunds) during the year                    $ (8,777)      $  2,589       $ 12,068
  Interest paid on long-term obligations                                   1,891          1,293          1,667
  Acquisition of Eikon Systems, Inc. for common stock                         --             --          4,675
  Acquisition of equipment under capital lease obligations                    --          1,000          2,049


The accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Symantec Corporation and Central Point Software, Inc. ("Central Point") and their wholly-owned subsidiaries ("Symantec" or the "Company"). Information in these Consolidated Financial Statements and Notes to Consolidated Financial Statements refers to the combined entity which includes Symantec and Central Point. All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION
During fiscal 1994, 1993 and 1992, Symantec acquired various companies in transactions accounted for as poolings of interest. Accordingly, all financial information has been restated to reflect the combined operations of Symantec and the acquired companies with the exception of MultiScope and Whitewater. The results of operations of these companies were not material to Symantec's consolidated financial statements and, therefore, prior year amounts have not been restated.

On May 31, 1994, June 1, 1994 and August 31, 1994, Symantec completed the acquisitions of SLR Systems, Inc. ("SLR"), Central Point and Intec Systems Corporation ("Intec"), respectively, in transactions accounted for as poolings of interest. These consolidated financial statements have been restated for the acquisition of Central Point and were prepared as if the acquisition occurred as of the beginning of the periods presented. The results of operations of SLR and Intec were not material to Symantec's consolidated financial statements and, therefore, prior year amounts have not been restated.

Symantec has a 52/53-week fiscal accounting year. Accordingly, all references as of and for the periods ended March 31, 1994, 1993 and 1992 reflect amounts as of and for the periods ended April 1, 1994, April 2, 1993 and April 3, 1992, respectively.

BUSINESS
Symantec develops, markets and supports a diversified line of application and system software products designed to enhance individual and workgroup productivity as well as manage networked computing environments.

FOREIGN CURRENCY TRANSLATION
In general, the local currency is the functional currency of the Company's foreign subsidiaries. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. The translation adjustments resulting from this process is shown separately as a component of stockholders' equity. Revenues and expenses are translated using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are not material and are included in the determination of net income (loss).

Symantec utilizes some natural hedging to mitigate the Company's transaction exposures and effective December 31, 1993, the Company commenced hedging some residual transaction exposures through the use of 30-day forward contracts. At March 31, 1994 there was a total of approximately $29.3 million of outstanding forward exchange contracts. The net liability of forward contracts was approximately $10.3 million at March 31, 1994. The Company does not hedge either its translation risk or its economic risk.

SYMANTEC CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
Symantec recognizes revenue upon shipment when no significant vendor obligations remain and collection of the receivable, net of provisions for estimated future returns, is probable. Prior to fiscal 1994, Central Point generally recognized revenue upon shipment, along with a provision for estimated returns. Due to significant changes in the marketplace's perception of Central Point's long-term viability and the Agreement and Plan of Reorganization signed by Symantec and Central Point in fiscal 1994, Central Point was no longer able to reasonably estimate future returns from distributors and resellers. In accordance with Statement of Financial Accounting Standards No. 48, revenue and the related cost of revenue for 1994 for software shipments to these distributors and resellers was deferred until sold by the distributor or reseller to the end user. The effect of this revenue and cost of revenue deferral was to increase the 1994 loss before provision for income taxes. Amounts related to significant post-contract support agreements (generally product maintenance agreements) are deferred and recognized over the period of the agreements. The estimated cost of providing insignificant post-contract support (generally telephone support) is accrued at the time of the sale.

CASH AND SHORT-TERM INVESTMENTS
Symantec considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. The carrying amount for cash and cash equivalents approximated their fair value. Short-term investments consist principally of taxable certificates of deposit and money market instruments and are stated at cost, which approximates fair value.

In May 1993, the Financial Accounting Standards Board issued Statement No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company is required to adopt FAS 115 no later than the first quarter of fiscal 1995. FAS 115, when adopted, is not expected to have a material impact on the Company's financial statements.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is principally determined using currently adjusted standards, which approximate actual cost on a first-in, first-out basis.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally the shorter of the lease term or three to seven years.

PURCHASED INTANGIBLES
Purchased intangibles are comprised of acquired software ("product rights") and are stated at cost less accumulated amortization. The cost of product rights represents the fair value of various software products acquired by Symantec. Amortization is provided on the greater of the straight-line basis over the estimated useful lives of the respective assets, generally three to five years, or on the basis of the ratio of current revenues to current revenues plus anticipated future revenues. Certain purchased intangibles acquired by Central Point were assigned estimated economic lives of twelve to twenty-eight months. All Central Point purchased intangibles were fully amortized as of March 31, 1994.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenditures are charged to operations as incurred. Financial accounting rules requiring capitalization of certain software development costs do not materially affect the Company.

INCOME TAXES
Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

SYMANTEC CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NET INCOME (LOSS) PER SHARE
Net income (loss) per share is calculated using the treasury stock method.
Under the treasury stock method, net income (loss) per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each period. Common stock equivalents consist principally of the assumed exercises of stock options net of the assumed repurchase of shares with any related proceeds.

The difference between primary and fully diluted net income (loss) per share is either not significant or anti-dilutive in all periods presented.

CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term investments and trade accounts receivable. The Company's investment portfolio is diversified and consists of investment grade securities. The credit risk in the Company's trade accounts receivable is substantially mitigated by the Company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions.

NOTE 1.  BALANCE SHEET INFORMATION


                                                                     March 31,
                                                             -----------------
(In thousands)                                                  1994      1993
- -----------------------------------------------------       --------  --------

CASH AND SHORT-TERM INVESTMENTS:
  Cash and cash equivalents                                 $ 32,911  $ 66,700
  Short-term investments                                      27,623     2,312
                                                            --------  --------
                                                            $ 60,534  $ 69,012
                                                            --------  --------
                                                            --------  --------

TRADE ACCOUNTS RECEIVABLE:
  Receivables                                               $ 52,676  $ 56,757
  Less: allowance for doubtful accounts                       (4,334)   (3,941)
                                                            --------  --------
                                                            $ 48,342  $ 52,816
                                                            --------  --------
                                                            --------  --------

INVENTORIES:
  Raw materials                                             $  1,189  $  3,124
  Finished goods                                               6,653     3,245
                                                            --------  --------
                                                            $  7,842  $  6,369
                                                            --------  --------
                                                            --------  --------

EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
  Computer equipment                                        $ 39,113  $ 35,711
  Computer equipment under capital lease                         691     1,104
  Office furniture and equipment                              18,952    20,418
  Office furniture and equipment under capital leases          1,771     2,391
  Leasehold improvements                                       7,201     8,894
                                                            --------  --------
                                                              67,728    68,518
  Less: accumulated depreciation and amortization            (40,546)  (30,446)
        accumulated amortization under capital leases         (1,813)   (1,894)
                                                            --------  --------
                                                            $ 25,369  $ 36,178
                                                            --------  --------
                                                            --------  --------

PURCHASED INTANGIBLES:
  Product rights                                            $ 29,998  $ 47,464
  Less: accumulated amortization                             (18,770)  (29,155)
                                                            --------  --------
                                                            $ 11,228  $ 18,309
                                                            --------  --------
                                                            --------  --------
OTHER ACCRUED EXPENSES:
  Acquisition expenses                                      $  4,817  $  2,765
  Restructuring and other expenses                             9,259     1,282
  Deferred revenue                                            23,612     7,196
  Marketing development funds                                  6,438     3,319
  Other                                                       13,619    15,608
                                                            --------  --------
                                                            $ 57,745  $ 30,170
                                                            --------  --------
                                                            --------  --------

LONG-TERM OBLIGATIONS:
  Long-term obligations                                     $  1,813  $ 14,273
  Less: current portion                                         (847)  (12,125)
                                                            --------  --------
                                                            $    966  $  2,148
                                                            --------  --------
                                                            --------  --------


NOTE 2.  BUSINESS COMBINATIONS AND PURCHASED PRODUCT RIGHTS

Since April 1, 1991, Symantec completed acquisitions of the following companies:


                                                                                              Issued            Acquired
                                                                                           Shares of             Company
                                                                                            Symantec               Stock
                                                                                              Common             Options
Companies Acquired                                               Date Acquired                 Stock             Assumed
- ---------------------------------------------------              -----------------         ---------            --------

Intec Systems Corporation ("Intec")                              August 31, 1994             133,332                  --
Central Point Software, Inc. ("Central Point")                   June 1, 1994              4,029,429             707,452
SLR Systems, Inc. ("SLR")                                        May 31, 1994                170,093                  --
Fifth Generation Systems, Inc. ("Fifth Generation")              October 4, 1993           2,769,010                  --
Contact Software International, Inc. ("Contact")                 June 2, 1993              2,404,019             232,589
Certus International Corporation ("Certus")                      November 30, 1992           368,141              32,619
MultiScope, Inc. ("MultiScope")                                  September 2, 1992           253,075             125,089
The Whitewater Group, Inc. ("Whitewater")                        September 2, 1992            69,740               9,644
Symantec (UK) Ltd. ("Symantec UK")                               April 3, 1992               603,032              26,934
Zortech Ltd. ("Zortech")                                         August 31, 1991             476,184                  --
Dynamic Microprocessor Associates, Inc. ("DMA")                  August 30, 1991             744,552             102,964
Leonard Development Group ("Leonard")                            August 30, 1991             154,000                  --


All of these acquisitions were accounted for as poolings of interest. In connection with the acquisitions of the companies listed above, Symantec incurred significant acquisition expenses (see Note 9). Due to differing year ends of Symantec, Fifth Generation, Contact and Certus, financial information for dissimilar fiscal year ends was combined. Fifth Generation's fiscal years ended December 31, 1992 and 1991 were combined with Symantec's fiscal years ended March 31, 1993 and 1992, respectively. Accordingly, Fifth Generation's results of operations for the quarter ended March 31, 1993 were charged to stockholders' equity. Fifth Generation's net loss of $16.4 million for the quarter ended March 31, 1993 was largely due to the decline in net revenues to $1.9 million and the write-off of previously capitalized software costs. Contact's fiscal years ended June 30, 1993 and 1992 were combined with Symantec's fiscal years ended March 31, 1993 and 1992, respectively. Accordingly, Contact's results for the quarter ended June 30, 1992 were duplicated in the combined statements of operations for fiscal 1993 and 1992 and Contact's net loss for the quarter ended June 30, 1992, was credited to stockholders' equity. Contact's net revenues for the quarter ended June 30, 1992 were $3.4 million. Certus' fiscal year ended December 31, 1991 was combined with Symantec's fiscal year ended March 31, 1992. Accordingly, Certus' results of operations for the quarter ended March 31, 1992 were charged to stockholders' equity. Certus' net revenues for the quarter ended March 31, 1992 were $0.8 million.

In addition, during the year ended March 31, 1994, Central Point acquired Executive Systems, Inc. ("XTree"), which was accounted for as a pooling of interest. Due to differing fiscal year ends of Central Point and XTree, financial information related to XTree's fiscal year ended September 30, 1992, has been combined with financial information related to Central Point's year ended March 31, 1993. Accordingly, XTree's results of operations for the six months ended March 31, 1993, were charged to stockholders' equity. XTree reported net revenues of $6.9 million and a net loss of $1.0 million for the six months ended March 31, 1993.

On March 10, 1992, Central Point purchased all of the common stock of Eikon Systems, Inc. ("Eikon') in exchange for Central Point common stock valued at $4.7 million. Central Point accounted for the acquisition using the purchase method of accounting. Accordingly, the results of operations of Eikon subsequent to the acquisition date are included in the accompanying consolidated financial statements. The total purchase price was allocated to the assets acquired and liabilities assumed on the basis of their estimated fair values at the date of acquisition, resulting in a purchase price allocation of $1.4 million to capitalized software costs, $0.3 million to net tangible assets and $3.0 million to acquired in-process research and development. Such research and development allocation was charged directly to operations in fiscal 1992. The results of operations of Eikon were not material to Symantec and therefore pro forma financial information is not included herein.

The table below sets forth the composition of combined net revenues and net income (loss) for the pre-acquisition periods indicated. Information for the year ended March 31, 1994 with respect to Fifth Generation and Contact reflects the six months ended October 4, 1993 and the two months ended June 2, 1993, respectively, the dates the companies were acquired.


                                                       Year Ended March 31,
                                     --------------------------------------
(In thousands)                           1994           1993           1992
                                     --------       --------       --------

Net revenues:
  Symantec                           $250,360       $205,999       $219,238
  Central Point                        60,599         87,085         95,734
  Fifth Generation                     13,622         35,293         40,297
  Contact                               3,718         16,249         10,442
                                     --------       --------        -------
                                     $328,299       $344,626       $365,711
                                     --------       --------        -------
                                     --------       --------        -------

Net income (loss):
  Symantec                            $(6,696)      $(11,505)       $17,632
  Central Point                       (45,855)       (10,492)         2,147
  Fifth Generation                     (4,458)       (15,168)         6,645
  Contact                                  42         (1,930)          (163)
                                     --------       --------        -------
                                     $(56,967)      $(39,095)       $26,261
                                     --------       --------        -------
                                     --------       --------        -------


On December 31, 1993, Symantec acquired certain technology for developing an architecture and tools to build client/server applications from DataEase International, Inc. in exchange for 391,456 shares of Symantec common stock and cancellation of the principal and accrued interest on a $1.0 million outstanding note receivable. The Company capitalized approximately $7.7 million of purchased product rights as a result of this transaction.

NOTE 3.  CONVERTIBLE SUBORDINATED DEBENTURES

On April 2, 1993, the Company issued convertible subordinated debentures totaling $25.0 million. The debentures bear interest at 7.75% payable semiannually and are convertible into Symantec common stock at $12 per share at the option of the investor. The debentures are due in three equal annual installments beginning in 1999 and are redeemable at the option of the investors in the event of a change in control of Symantec or the sale of all or substantially all assets of the Company or at the option of the Company after 1995 at the face amount plus interest should the Company's then current stock price meet or exceed $16.80 per share. The holders are entitled to certain registration rights relating to the shares of common stock resulting from the conversion of the notes. The Company has reserved 2,083,333 shares of common stock to be issued upon conversion of these debentures. The debentures limit the payment of cash dividends and the repurchase of capital stock to a total of $10.0 million plus 25% of cumulative net income subsequent to April 2, 1993. Total Company interest expense was $2.5 million, $1.4 million and $1.5 million for fiscal 1994, 1993 and 1992, respectively.

NOTE 4.  LINE OF CREDIT

The Company has an $8.0 million bank line of credit that expires on July 31, 1994. The line of credit is available for general corporate purposes and bears interest at the U.S. offshore rate, the banks' reference (prime) interest rate (6.25% at March 31, 1994), a CD rate or LIBOR, at the Company's discretion. Borrowings under this line are unsecured and are subject to the Company maintaining certain financial ratios and profits. During fiscal 1994, the Company was not in compliance with several covenants relating to Symantec's net worth and financial ratios as a result of the acquisition of Fifth Generation. The Company has obtained a waiver and has re-negotiated various of the net worth and financial ratio covenants of the line of credit. The Company was in compliance with all covenants at March 31, 1994. The line of credit requires bank approval for the payment of cash dividends. At March 31, 1994, there was approximately $0.4 million of outstanding standby letters of credit under this line of credit. There were no borrowings outstanding under this line at March 31, 1994.

NOTE 5.  COMMITMENTS

Symantec leases all of its facilities and certain equipment under operating leases that expire at various dates through 2026. Amounts outstanding under capital lease commitments are not material.

The future fiscal year minimum operating lease commitments were as follows at March 31, 1994:


Year Ended March 31,
(In thousands)
- --------------------------------------

1995                                                 $ 8,871
1996                                                   6,876
1997                                                   5,629
1998                                                   3,831
1999                                                   1,645
Thereafter                                             7,214
                                                     -------
                                                     $34,066
                                                     -------
                                                     -------


Rent expense charged to operations totaled $8.6 million, $8.8 million and $7.2 million for the years ended March 31, 1994, 1993 and 1992, respectively.

NOTE 6.  INCOME TAXES

The components of the provision (benefit) for income taxes were as follows:


                                                       Year Ended March 31,
                                     --------------------------------------
(In thousands)                           1994           1993           1992
- --------------------------            -------       --------       --------

Current:
  Federal                             $(9,371)      $ (8,900)       $15,576
  State                                    60           (554)         5,163
  Foreign                                 818            935          5,572
                                      -------       --------        -------
                                       (8,493)        (8,519)        26,311
Deferred:
  Federal                               1,925         (6,641)        (8,346)
  State                                  (450)        (1,072)        (1,388)
  Foreign                                   8            (24)            16
                                      -------       --------        -------
                                        1,483         (7,737)        (9,718)
                                      -------       --------        -------
                                      $(7,010)      $(16,256)       $16,593
                                      -------       --------        -------
                                      -------       --------        -------


The difference between the Company's effective income tax rate and the federal statutory income tax rate as a percentage of income (loss) before income taxes was as follows:


                                                          Year Ended March 31,
                                                  ----------------------------
                                                      1994      1993      1992
                                                  --------   -------   -------

Federal statutory rate                               (34.0)%   (34.0)%    34.0%
State taxes, net of federal benefit                   (2.3)     (2.0)      5.3
Non-deductible acquisition expenses                    2.0       0.8       1.0
Non-deductible acquired in-process
  research and development                              --        --       2.7
Establishment of deferred tax assets
  for acquired companies                                --        --      (0.8)
Impact of preacquisition earnings/loss of
  acquired companies                                   0.5      (0.7)     (0.8)
Impact of foreign operations                           0.4       3.3      (1.2)
Limitation on valuation of deferred tax assets        21.9       1.1        --
Other, net                                             0.5       2.1      (1.5)
                                                     -----     -----     -----
                                                     (11.0)%   (29.4)%    38.7%
                                                     -----     -----     -----
                                                     -----     -----     -----


The principal components of deferred tax assets were as follows:


                                                                     March 31,
                                                  ----------------------------
(In thousands)                                        1994      1993      1992
- --------------------------------------            --------   -------   -------

Tax credit carryforwards                            $3,485    $1,200    $2,300
Net operating loss carryforwards                    13,726     5,270       811
Inventory valuation accounts                         1,920     1,416     2,238
Other reserves and accruals not
 currently tax deductible                            3,866     3,835     1,619
Accrued compensation and benefits                    2,541     2,408     1,396
Deferred revenue                                     6,176     1,445     1,977
Sales incentive programs                             3,187     1,139       869
Allowance for doubtful account                       1,037       692       608
Acquired software                                    3,621     3,748       596
Accrued acquisition, restructuring and
 other expenses                                      5,337        --        --
Other                                                2,392       181       173
                                                  --------   -------   -------
                                                    47,288    21,334    12,587
Valuation allowance                                (29,313)   (1,950)     (811)
                                                  --------   -------   -------
                                                  $ 17,975   $19,384   $11,776
                                                  --------   -------   -------
                                                  --------   -------   -------


Approximately $7.0 million of the valuation allowance for deferred tax assets is attributable to stock option deductions, the benefit of which will be credited to equity when realized. The remaining portion of the valuation allowance is composed primarily of $19.4 million for Central Point temporary differences and $2.0 million for net operating loss carryforwards of acquired companies that are limited under the "change of ownership" rules of Internal Revenue Code
Section 382.

Pretax income (loss) from foreign operations was approximately $10.0 million, $(4.6) million and $5.6 million for the years ended March 31, 1994, 1993 and 1992, respectively.

At March 31, 1994, the Company had tax credit carryforwards of $3.4 million that expire in fiscal 1997 through 2009 and net operating loss carryforwards of $33.5 million that expire in fiscal 1999 through 2009.

NOTE 7.  EMPLOYEE BENEFITS

401(K) PLAN

Symantec maintains a salary deferral 401(k) plan for all of its domestic employees. The plan allows employees to contribute up to 15% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. Symantec matches the employees' contributions up to 6% of their compensation at a rate of 50% of the employees' contribution. Company contributions under the plan were $1.1 million, $0.8 million and $0.6 million for the years ended March 31, 1994, 1993 and 1992, respectively.

STOCK PURCHASE PLAN

In October 1989, the Company established the 1989 Employee Stock Purchase Plan and reserved 700,000 shares of common stock for issuance under the plan. During fiscal 1994, Symantec shareholders approved an increase in the number of shares reserved for issuance under the Stock Purchase Plan from 700,000 to 1,100,000. Subject to certain limitations, Symantec employees may purchase, through payroll deductions of 2 to 10% of compensation, shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the beginning of the offering period or the end of the purchase period. As of March 31, 1994, 672,280 shares had been issued under the plan.

STOCK OPTION PLANS

The Company has reserved 9.9 million shares of its common stock for issuance as incentive and nonqualified stock options to employees, officers, directors, consultants and independent contractors including an increase of 600,000 shares approved in fiscal 1994 by Symantec's stockholders for issuance under the Board of Directors Plan. Options under these plans may be granted at prices not less than 100% of fair market value on the date of grant, have a maximum term of ten years and generally vest over a four-year period. In addition, the Company has reserved an additional 1,230,837 shares of its common stock for issuance under acquired company option plans and acquired company warrants.

During September 1992 the Board of Directors authorized the Company to offer to each employee with stock options having an exercise price greater than $11 (the "Old Options") the opportunity to amend the terms of the Old Options and reduce the exercise price to $11 per share (the fair market value of the Company's stock as of the offer date). Under the terms of this stock option repricing, no portion of any repriced option (the "Repriced Options") could be exercised until September 23, 1993 and each Repriced Option was converted to a nonqualified stock option. Options representing 3,128,290 shares of common stock were repriced. The President and Chief Executive Officer, the Executive Vice President, Worldwide Operations, and Chief Financial Officer and the members of the Board of Directors elected to exclude themselves from this stock option repricing. During fiscal 1994, the Company granted options representing 466,000 shares in excess of the total number of shares authorized under the Employee Stock Option Plan. These options are subject to stockholder approval.

Stock option and warrant activity was as follows:


                                                      Number          Exercise
(In thousands, except exercise price per share)    of Shares   Price Per Share
- -----------------------------------------------    ---------   ---------------

Outstanding at March 31, 1991                          4,702   $ 0.50 - $23.50
  Granted                                              2,778     0.05 -  54.95
  Exercised                                             (840)    0.50 -  24.00
  Cancelled                                             (544)    0.50 -  42.75
                                                      ------

Outstanding at March 31, 1992                          6,096     0.05 -  54.95
  Granted                                              2,691     3.14 -  64.65
  Exercised                                             (658)    0.07 -  54.95
  Cancelled                                           (1,456)    1.00 -  64.65
                                                      ------

Outstanding at March 31, 1993                          6,673     0.05 -  64.65
  Granted                                              3,362     0.07 -  21.01
  Exercised                                           (1,347)    0.05 -  21.01
  Cancelled                                           (1,125)    0.05 -  64.65
                                                      ------
Outstanding at March 31, 1994                          7,563     0.05 -  64.65
                                                      ------
                                                      ------



(In thousands)                                                       March 31,
- --------------                                         -----------------------
                                                        1994              1993
                                                       -----             -----

Balances are as follows:
  Reserved for issuance                                7,752             9,121
  Available for future grants                            189             2,448
  Exercisable and vested                               3,120             2,826
  Exercised, subject to repurchase                         1                 1


NOTE 8.  RELATED PARTY TRANSACTIONS

As part of the acquisition of Peter Norton Computing, Incorporated ("Norton") in fiscal 1991, Symantec assumed Norton's perpetual exclusive license agreement with Mr. Norton, a member of Symantec's Board of Directors, to use his name and image for computer software products. Under the terms of the license, Mr. Norton is entitled to receive a royalty equal to the greater of 1% of net sales or 0.4% of the suggested retail price of products bearing Mr. Norton's name.
Mr. Norton may terminate the agreement if Symantec fails to pay Mr. Norton an average of at least $30,000 of royalties in any three consecutive years.
Royalty expense under the agreement was $1.6 million, $1.4 million and $1.1 million for the years ended March 31, 1994, 1993 and 1992, respectively.

Additionally, in connection with certain indemnification agreements entered into as part of the acquisition of Norton, Mr. Norton agreed to reimburse Symantec for certain litigation and acquisition costs in excess of specified amounts.

The net amount payable to Mr. Norton pursuant to these agreements at March 31, 1994 and 1993 was $0.9 million and $0.7 million, respectively.

NOTE 9.  ACQUISITION, RESTRUCTURING AND OTHER EXPENSES

Acquisition, restructuring and other expense consists of the following:


                                                                                     Year Ended March 31,
                                                                    -------------------------------------
(In thousands)                                                         1994           1993           1992
- --------------------------------------------------                  -------        -------         ------

Fifth Generation acquisition                                        $15,000             --             --
Contact acquisition                                                   7,400             --             --
XTree acquisition                                                     3,514             --             --
Certus acquisition                                                       --        $ 3,000             --
Whitewater acquisition                                                   --          1,648             --
MultiScope acquisition                                                   --            452             --
Symantec (UK) acquisition                                                --             --         $2,300
Zortech acquisition                                                      --             --          2,167
DMA acquisition                                                          --             --          2,201
Leonard acquisition                                                      --             --            132
Centralization and restructuring expense                              4,700          4,400             --
Central Point restructuring charges                                  16,025            673             --
Purchased in-process research and development                         2,955             --          3,022
Class action lawsuit settlement                                       6,500             --             --
Civil lawsuit and related criminal legal fees                            --          2,600             --
                                                                    -------        -------         ------
Total acquisition, restructuring and other expenses                 $56,094        $12,773         $9,822
                                                                    -------        -------         ------
                                                                    -------        -------         ------


In connection with the acquisitions of Fifth Generation and Contact by Symantec (see Note 2) and the acquisition of XTree by Central Point (see Note 2), the Company recorded total charges of $25.9 million in fiscal 1994. The charges included $4.3 million for legal, accounting and financial advisory services, $7.6 million for the write-off of duplicative product related expenses and modification of certain development contracts, $3.6 million for the elimination of duplicative and excess facilities, $5.3 million for personnel severance and outplacement expenses, and $5.1 million for the consolidation and discontinuance of certain operational activities and other acquisition related expenses.

In connection with the acquisitions of Certus, Whitewater and MultiScope in fiscal 1993 and Symantec (UK), Zortech, DMA and Leonard in fiscal 1992 (see
Note 2), Symantec incurred significant acquisition expenses for legal, accounting and financial advisory services and expenses related to the combination of the companies, including the elimination of duplicative and excess facilities and personnel. These expenses approximated $5.1 million and $6.8 million in fiscal years 1993 and 1992, respectively.

As of March 31, 1994, total accrued acquisition expenses for previously acquired companies were $4.8 million and included $1.1 million for the modification of certain development contracts, $1.3 million for the elimination of duplicative and excess facilities and $2.4 million for the consolidation and discontinuance of certain operational activities and other acquisition related expenses.

During fiscal 1994, Symantec announced a plan to consolidate and centralize certain operational activities. The plan is designed to reduce operating expenses and enhance operational efficiencies by centralizing certain order administration, technical support and customer service activities in Eugene, Oregon. The Company recorded a charge of $4.7 million which included $1.1 million for the elimination of duplicative and excess facility expenses, $1.5 million for the relocation of the Company's existing operations and equipment, $1.1 million for employee relocation expenses and $1.0 million for employee severance payments. The Company's centralization has been substantially completed.

During fiscal 1994, Central Point incurred $16.0 million of expenses related to the restructuring of its operations in order to reduce its overall cost structure and to redirect its software development and marketing efforts away from the personal desktop computer market toward personal computer network markets. The charge included $6.2 million for employee severance, outplacement and relocation expenses, $5.6 million for the write-off of certain excess fixed and intangible assets, $1.8 million for lease abandonments and facility relocation and $2.4 million for the consolidation and discontinuance of certain operational activities and other related expenses. Of the total charges, $5.9 million resulted from the write-off of assets and $10.1 million involved cash outflows of which $8.7 million are expected future cash outflows as of March 31, 1994.

During fiscal 1994, Central Point purchased from unrelated parties certain in-process software technologies for approximately $3.0 million which was immediately expensed.

During fiscal 1994, Symantec reached an agreement with the plaintiffs and Symantec's insurance carriers to settle two securities class actions and a related derivative lawsuit brought by stockholders of Symantec (see Note 10). The combined settlement amount of the cases is $19.0 million, approximately $12.5 million of which will be paid by Symantec's insurance carriers. Symantec recorded a charge of $6.5 million representing Symantec's portion of the class action settlement (see Note 10).
During fiscal 1993, Symantec recorded a $4.4 million charge for expenses relating to the restructuring of certain operational functions within the Company. The plan was designed to reduce operating expenses and reallocate resources from DOS products to Windows and Development Tools products. This charge included $1.0 million for the elimination of excess facilities, $0.4 million for the relocation of certain employees and $3.0 million for outplacement expenses and severance payments associated with the reduction in staffing. The Company's restructuring has been completed.

During fiscal 1993, Central Point incurred $0.7 million of charges related to the restructuring of its operations, including the sale of its manufacturing operation, personnel relocation and severance, and the write-off of certain property and equipment. This restructuring has been completed.

During fiscal 1993, the Company recorded a $2.6 million charge for estimated total legal fees expected to be incurred in connection with the Borland civil lawsuit and the related criminal prosecution (see Note 10).

In connection with the acquisition of Eikon by Central Point during fiscal 1992, the Company allocated the total purchase price of $4.7 million to the assets acquired and liabilities assumed on the basis of their estimated fair values at the date of acquisition, resulting in a purchase price allocation of $1.4 million to capitalized software costs, $0.3 million to net tangible assets and $3.0 million to acquired in-process research and development. Such research and development allocation was charged directly to operations in fiscal 1992.

NOTE 10.  LITIGATION

On September 3, 1992, Borland International, Inc. ("Borland") filed a lawsuit in the Superior Court for Santa Cruz County, California against Symantec, Gordon E. Eubanks, Jr. (Symantec's President and Chief Executive Officer) and Eugene Wang (an Executive Vice President of Symantec who is a former employee of Borland). The complaint as amended alleges misappropriation of trade secrets, unfair competition, inducing breach of contract, interference with prospective economic advantage and unjust enrichment. Borland alleged that prior to joining Symantec, Mr. Wang transmitted to Mr. Eubanks confidential information concerning Borland's product and marketing plans. Borland claims damages in an unspecified amount. Symantec has denied the allegations of Borland's complaint and contends that Borland has suffered no damages from the alleged actions. Borland obtained a temporary restraining order and a preliminary injunction prohibiting the defendants from using, disseminating or destroying any Borland proprietary information or trade secrets. Symantec filed a cross complaint against Borland alleging that Borland had committed abuse of process and defamation in publishing statements that Symantec had acted in contempt of a temporary restraining order. The case is not being actively prosecuted at this time pending the outcome of the criminal proceedings, discussed below. Symantec believes the charges have no merit.

On September 2, 1992, the Scotts Valley, California police department, operating with search warrants for Borland proprietary and trade secret information, searched Symantec's offices and the homes of Messrs. Eubanks and Wang and removed documents and other materials. On February 26, 1993, criminal indictments were filed against Messrs. Eubanks and Wang for allegedly violating various California Penal Code Sections relating to the misappropriation of trade secrets and unauthorized access to a computer system. On August 23, 1993, the Court recused the District Attorney's Office from prosecution of the action. On October 5, 1993, the State Attorney General and the District Attorney's Office filed a Notice of Appeal of the Order. Symantec believes the charges have no merit.

On December 11, 1992 and April 19, 1993, class action complaints were filed in U.S. District Court for the Northern District of California against the Company, all of its directors and certain of its officers. The complaints as amended allege violations of federal securities laws and claim that during the period from June 3, 1991 through October 8, 1992, the defendants disseminated and allowed to be disseminated, misleading statements and concealed adverse material information. The December 11, 1992 complaint also contains two claims for relief asserted derivatively on behalf of the Company against the individual defendants for breach of fiduciary duty, including permitting or engaging in alleged illegal insider trading. Symantec has reached an agreement with the plaintiffs and Symantec's insurance carriers to settle these two securities class actions and the related derivative lawsuit. The settlement has been preliminarily approved by the Court and a hearing on the settlement has been scheduled for June 6, 1994. The settlement will conclude all outstanding securities class actions and derivative claims that are pending against Symantec. The combined settlement amount of the cases will be $19.0 million, approximately $12.5 million of which will be paid by Symantec's insurance carriers. Symantec recorded a charge of $6.5 million representing Symantec's portion of the settlement.

On June 11, 1992, Dynamic Microprocessor Associates, Inc. ("DMA"), a wholly-owned subsidiary of Symantec, commenced an action against EKD Computer Sales & Supplies Corporation ("EKD"), a former licensee of DMA and Thomas Green, a principal of EKD, for copyright infringement, violations of the Lanham Act, trademark infringement, misappropriation, deceptive acts and practices and unfair competition and breach of contract. On July 14, 1992, the Suffolk County sheriff's department conducted a search of EKD's premises and seized and impounded thousands of infringing articles. On July 21, 1992, the Court issued a preliminary injunction against EKD and Mr. Green, enjoining them from manufacturing, marketing, distributing, copying or purporting to license DMA's pcANYWHERE III or using DMA's marks. On February 19, 1993, EKD moved to vacate the preliminary injunction. The Court denied the motion orally in April 1993 and issued a written opinion in September 1993, and EKD appealed this denial. EKD's appeal was denied in March 1994, leaving the preliminary injunction in place.

On July 20, 1992 and in a subsequent amendment, EKD and Mr. Green answered Symantec's complaint denying all liability and asserting counterclaims against Symantec and Lee Rautenberg, a former principal of DMA. In May 1993, EKD and Mr. Green were granted permission to file a Second Amended Answer and counterclaims that dropped every previously raised claim and now alleges that DMA obtained the temporary restraining order and preliminary injunction in bad faith and that DMA, Symantec and Mr. Rautenberg breached certain license agreements and violated certain federal and New York State antitrust laws. In March 1994, Symantec moved for judgment on certain of EKD's claims including that Symantec, DMA and Mr. Rautenberg had violated the antitrust laws. This motion is currently pending. Symantec believes the charges have no merit.

As a result of the acquisition of DMA by Symantec, two individuals formerly associated with DMA have filed separate lawsuits in the Supreme Court of the State of New York against DMA, Symantec and Lee Rautenberg. The plaintiff in the first lawsuit, Howard Radin, alleges that DMA and Lee Rautenberg defrauded Mr. Radin into selling his shares of DMA stock to DMA and Bradley Farkas and that DMA and Mr. Rautenberg were unjustly enriched by such conduct. The lawsuit seeks damages of at least $8 million. The second lawsuit alleges that Peter Byer was promised 8% of the outstanding DMA common stock in connection with his performance of services for DMA. The suit also alleges that Mr. Byer was to be paid additional compensation based upon sales made by DMA. Mr. Byer has further amended his complaint to claim the DMA was unjustly enriched because it paid Mr. Byer less than the fair value of his services. The lawsuit seeks damages of at least $5.3 million. Symantec believes the charges have no merit. Furthermore, Mr. Rautenberg and the other stockholders of DMA have an obligation to indemnify Symantec for liabilities resulting from these actions.

Symantec is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the final disposition of such matters is not expected to be material.

The Company intends to defend all of the aforementioned lawsuits vigorously and although an unfavorable outcome could occur in one or more of the cases, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the financial position of the Company.

NOTE 11.  SEGMENT INFORMATION

Symantec operates in the microcomputer software industry business segment. The Company markets its products in the United States and in foreign countries primarily through retail and distribution channels.

INFORMATION BY GEOGRAPHIC AREA


                                                       Year Ended March 31,
                                     --------------------------------------
(In thousands)                           1994           1993           1992
- --------------------------           --------       --------       --------

NET REVENUES:
Domestic operations:
  Domestic customers                 $219,032       $237,822       $263,062
  Export customers                     33,504         40,382         45,331
  Intercompany                            496            180            911
                                     --------       --------       --------
                                      253,032        278,384        309,304

European operations:
  Customers                            75,763         66,422         57,318
  Intercompany                             58            101          4,627
                                     --------       --------       --------
                                       75,821         66,523         61,945
  Eliminations                           (554)          (281)        (5,538)
                                     --------       --------       --------
                                     $328,299       $344,626       $365,711
                                     --------       --------       --------
                                     --------       --------       --------

OPERATING INCOME (LOSS):
  Domestic operations                $(72,198)      $(49,528)       $34,775
  European operations                   9,984         (4,447)         5,686
  Eliminations                           (305)           (21)           (32)
                                     --------       --------       --------
                                     $(62,519)      $(53,996)       $40,429
                                     --------       --------       --------
                                     --------       --------       --------


                                                       Year Ended March 31,
                                     --------------------------------------
(In thousands)                           1994           1993           1992
- --------------------------           --------       --------       --------
IDENTIFIABLE ASSETS:
  Domestic operations                $152,880       $194,196       $180,931
  European operations                  35,912         36,698         32,562
                                     --------       --------       --------
                                     $188,792       $230,894       $213,493
                                     --------       --------       --------
                                     --------       --------       --------


Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

SIGNIFICANT CUSTOMERS

The following customers accounted for more than 10% of net revenues during fiscal 1994, 1993 and 1992:


                                                       Year Ended March 31,
                                     --------------------------------------
(In thousands)                           1994           1993           1992
- --------------------------            -------       --------       --------

Ingram Micro D                             17%            15%            19%
Merisel                                    13             13             13


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




                              SYMANTEC CORPORATION






                               2,198,295 Shares of
                                  Common Stock












                               -------------------
                                   PROSPECTUS
                               -------------------










- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Registrant in connection with this offering are as follows:



Securities and Exchange Commission registration fee                $  9,265
Accounting fees and expenses*                                        55,000
Legal fees and expenses*                                             50,000
Miscellaneous*                                                          735
                                                                   --------
    Total*                                                         $115,000
                                                                   --------
                                                                   --------

- ----------
*Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Registrant also maintains a limited amount of director and officer insurance. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors, officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (iv) the Registrant is required to maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into indemnity agreements with each of its directors and officers that provide the maximum indemnity allowed to directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors and officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of
Section 16(b) of the Exchange Act.

    The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS.

    The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT
NUMBER                        EXHIBIT TITLE
- -------                       -------------

 4.01   --   Restated Certificate of Incorporation of the Registrant*

 4.02   --   Bylaws of the Registrant (incorporated herein by reference to
             Exhibit 3.02 of the Registrant's Registration Statement on
             Form S-1, Registration No. 33-28655 originally filed on
             May 19, 1989)

 4.03   --   Section 9 of the Note Purchase Agreement dated April 2, 1993, by and among the Registrant and Morgan Guaranty Trust Company, as Trustee of a Commingled Pension Trust Fund, J.P. Morgan Investment
             Management Inc., as Investment Manager for an Institutional
             Investor, and The Northwestern Mutual Life Insurance Company*

 4.04   --   Section 2 of the Registration Rights Agreement dated June 2, 1993, by and among the Registrant, Edison Venture Fund II, L.P. and
             Edison Venture Fund II-PA, L.P.*

 5.01   --   Opinion of Fenwick & West regarding the legality of the securities being issued*

23.01   --   Consent of Ernst & Young LLP, independent auditors*

23.02   --   Consent of Price Waterhouse LLP, independent accountants*

23.03   --   Consent of KPMG Peat Marwick LLP, independent accountants*

23.04   --   Consent of Fenwick & West (included in Exhibit 5.01)*

24.01   --   Power of Attorney (see pages II-4 and II-5)*

- ---------------------
*    Previously filed

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; PROVIDED, HOWEVER, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


            [THE REST OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 27th day of January, 1995.

                         SYMANTEC CORPORATION


                         By:       /s/ Robert R.B. Dykes
                              ------------------------------------------------
                              Robert R.B. Dykes, Executive Vice President,
                              Worldwide Operations and Chief Financial Officer


          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



      SIGNATURE                         TITLE                         DATE
- -------------------------     ----------------------------     ----------------

CHIEF EXECUTIVE OFFICER:

 * Gordon E. Eubanks, Jr.     President, Chief Executive       January 27, 1995
- -------------------------     Officer and Director
Gordon E. Eubanks, Jr.

CHIEF FINANCIAL OFFICER:

   /s/ Robert R.B. Dykes      Executive Vice President/        January 27, 1995
- -------------------------     Worldwide Operations
Robert R. B. Dykes            & Chief Financial Officer

CHIEF ACCOUNTING
OFFICER:

 * Howard A. Bain III         Vice President/Finance and       January 27, 1995
- -------------------------     Chief Accounting Officer
Howard A. Bain III

ADDITIONAL DIRECTORS:

 * Carl D. Carman             Chairman of the Board            January 27, 1995
- -------------------------
Carl D. Carman

 * Charles M. Boesenberg      Director                         January 27, 1995
- -------------------------
Charles M. Boesenberg


 * Walter W. Bregman          Director                         January 27, 1995
- -------------------------
Walter W. Bregman


- -------------------------     Director                         January __, 1995
Robert S. Miller


 * Leslie L. Vadasz           Director                         January 27, 1995
- -------------------------
Leslie L. Vadasz


*By /s/ Robert R.B. Dykes
- -------------------------
      Robert R.B. Dykes
      Attorney-in-fact